Registration No. 33-36525

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM N-6
                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

                         Post-effective Amendment No. 16

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                 Amendment No. 3

                AMERICAN NATIONAL VARIABLE LIFE SEPARATE ACCOUNT
                           (Exact Name of Registrant)

                       AMERICAN NATIONAL INSURANCE COMPANY
                            (Exact Name of Depositor)
                                 One Moody Plaza
                             Galveston, Texas 77550
          (Complete Address of Depositor's Principal Executive Offices)
                                 (409) 763-4661
                         (Depositor's Telephone Number)

Rex D. Hemme                                         Copy to: Jerry L. Adams
                                                     --------
Vice President, Actuary                              Greer, Herz & Adams, L.L.P.
American National Insurance Company                  One Moody Plaza, 18th Floor
One Moody Plaza                                           Galveston, Texas 77550
Galveston, Texas  77550
(Name and Address of Agent for Service)

------------------------------------------------------------------------------

It is proposed that this filing will become effective (check appropriate box):

[ ]      immediately upon filing pursuant to paragraph (b) of Rule 485

[ ]      on (date) pursuant to paragraph (b) of Rule 485

[ ]      60 days after filing pursuant to paragraph (a)(1) of Rule 485

[x]      on May 1, 2003 pursuant to paragraph (a)(1) of Rule 485

[ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment

                American National Variable Life Separate Account

                                 Prospectus for
                     Investrac Gold Variable Universal Life
          Individual Flexible Premium Variable Universal Life Contracts
                 Issued by American National Insurance Company.


                                   May 1, 2003



The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The Policy is not a deposit or obligation of, or guaranteed or endorsed by, any bank, nor is it federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency.

The Policy involves investment risks, including possible loss of principal.

If you already own a life insurance policy, it may not be to your advantage to buy additional insurance or to replace your policy with this Policy.

The Policy is not available in some states. You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different.

For a full description of the American National Fund, Fidelity Funds, T. Rowe Price Funds referenced in this prospectus, or such funds' investment policies and restrictions, risks, charges and expenses and other aspects of their operation, see their prospectuses. You may obtain a copy of these prospectuses by calling 1-800-306-2959, or writing to American National Insurance Company, One Moody Plaza, Galveston, Texas 77550-7999.

Please read this prospectus and keep it for future reference.

The value of your Policy will vary with the investment performance of investment options you choose. You can choose to have your net premium payments (premium payments less applicable charges) allocated to subaccounts of the American National Variable Life Separate Account and to our general account. The portfolios currently available for purchase by the subaccounts are:

American National Fund o Money Market Portfolio o Growth Portfolio o Balanced Portfolio o Equity Income Portfolio o High Yield Portfolio o International Stock Portfolio o Small-Cap/Mid-Cap Portfolio o Government Bond Portfolio

T. Rowe Price Funds
o  Equity Income Portfolio
o  Mid-Cap Growth Portfolio
o  International Stock Portfolio































Fidelity Funds
o  Money Market Portfolio
o  Equity-Income Portfolio
o  High Income Portfolio
o  Growth Portfolio
o  Overseas Portfolio
o  Contrafund Portfolio
o  Asset Manager: Growth Portfolio
o  Investment Grade Bond Portfolio
o  Asset Manager Portfolio
o  Index 500 Portfolio
o  Balanced Portfolio
o  Growth and Income Portfolio
o  Mid Cap Portfolio
o   Growth Opportunities Portfolio

TABLE OF CONTENTS

                                                                            Page
Definitions.....................................................................
Risk/Benefit Summary............................................................
Policy Benefits.................................................................
Risks of The Policy.............................................................
Risk/Benefit Summary: Fee Table ................................................
Policy Benefits.................................................................
Purposes of the Policy..........................................................
Death Benefit Proceeds..........................................................
Death Benefit Options...........................................................
Guaranteed Coverage Benefit....................................................
Duration of the Policy................................. ...................
Accumulation Value............................................................
Payment of Policy Benefits......................................................
Policy Rights...................................................................
Loan Benefits...................................................................
Surrenders......................................................................
Transfers.......................................................................
Refund Privilege................................................................
Dollar Cost Averaging...........................................................
Rebalancing.....................................................................
Payment and Allocation of Premiums..............................................
  Issuance of a Policy.........................................................
  Premiums......................................................................
  Premium Flexibility...........................................................
  Allocation of Premiums and Accumulation Value.................................
  Grace Period and Reinstatement...............................................
Charges and Deductions..........................................................
  Premium Charges...............................................................
  Charges from Accumulation Value...............................................
  Exceptions to Charges.........................................................
American National Insurance Company, the Separate
  Account, the Funds and the Fixed Account......................................
  American National Insurance Company...........................................
  The Separate Account..........................................................
  The Funds.....................................................................
  Fixed Account.................................................................
Federal Income Tax Considerations...............................................
  Introduction..................................................................


 ...........................................................................Page
Tax Status of the Policy........................................................
Tax Treatment of Policy Proceeds................................................
  American National's Income Taxes.............................................
Other Information...............................................................
Legal Proceedings...............................................................

DEFINITIONS
Accumulation Value. The total amount that a Policy provides for investment at any time.

Age at Issue. The age at the Insured's last birthday before the Date of Issue

American National Fund. American National Investment Accounts, Inc.

Attained Age. Age at Issue plus the number of complete Policy Years.

Beneficiary. The Beneficiary designated in the application or the latest change, if any, filed and recorded with us.

Daily Asset Charge. A charge equal to an annual rate of 0.90% of the average daily Accumulation Value of each subaccount.

Date of Issue. The Date of Issue in the Policy and any riders to the Policy.

Death Benefit. The amount of insurance coverage provided under the selected
         Death Benefit option.

Death Benefit Proceeds. The proceeds payable upon death of the Insured.

Declared Rate. The rate at which interest is credited in the Fixed Account.

Effective Date. The later of the Date of Issue or the date on which:

o  the first premium, as shown on the Policy Data Page, has been paid; and

o  the Policy has been delivered during the Insured's lifetime and good health.

Any increase in Specified Amount, addition of a benefit rider, or reinstatement of coverage will take effect on the Monthly Deduction Date which coincides with or next follows the date we approve an application for such change or for reinstatement of the Policy.

Eligible Portfolio. A Portfolio of American National Investment Accounts, Inc.,
         Fidelity Variable Insurance Products Initial Class and T. Rowe Price, in which a subaccount can be invested.

Fidelity Funds. Fidelity Variable Insurance Products Initial Class

Fixed Account. A part of our General Account which accumulates interest at a fixed rate.

General Account. Includes all of our assets except assets segregated into separate accounts.

Guaranteed Coverage Benefit. Our agreement to keep the Policy in force if the
        Guaranteed Coverage Premium is paid and other Policy provisions are met.

Guaranteed Coverage Premium. A specified premium which, if paid in advance as required, will keep the Policy in force so long as other Policy provisions are met.

Insured. The person upon whose life the Policy is issued.

Monthly Deduction. The sum of (1) cost of insurance charge, (2) charge for any riders, and (3) administrative charge shown on the Policy Data Page.

Monthly Deduction Date. The same date in each succeeding month as the Date of Issue, except that whenever the Monthly Deduction Date falls on a date other than a Valuation Date, the Monthly Deduction Date will be deemed to be the next Valuation Date. The Date of Issue is the first Monthly Deduction Date.

Net Amount at Risk. Your Death Benefit minus your Accumulation Value.

Net Premium. Premium less premium charges (sales load charge, premium tax charge and transaction charge).

Planned Periodic Premiums. Scheduled premiums selected by you.



Policy. The variable universal life insurance policy described in this prospectus.

Policy Data Page. The pages of the Policy so titled.

Policy Debt. The sum of all unpaid Policy loans and accrued interest thereon.

Policyowner ("You"). The owner of the Policy, as designated in the application or as subsequently changed. If a Policy has been absolutely assigned, the assignee is the Policyowner. A collateral assignee is not the Policyowner.

Policy Year. The period from one Policy anniversary date until the next Policy anniversary date.

Satisfactory Proof of Death. Submission of the following:

o  a certified copy of the death certificate;
o  a claimant statement;
o  the Policy; and
o any other information that we may reasonably require to establish the validity of the claim.

Specified Amount. The minimum Death Benefit under the Policy until the Insured reaches Attained Age of 95. The Specified Amount is an amount you select in accordance with Policy requirements.

Surrender Value. The Accumulation Value less Policy Debt and surrender charges.

T. Rowe Price Funds. T. Rowe Price International Series, Inc. and T. Rowe Price Equity Series, Inc.

Valuation Date. Each day the New York Stock Exchange ("NYSE") is open for regular trading. A redemption, transfer or purchase can be made only on days that we are open. American National will be open on each day the NYSE is open except for the day after Thanksgiving and the day after Christmas.

Valuation Period. The close of business on one Valuation Date to the close of business on another.

Risk/ Benefit Summary


Policy Benefits

The Policy

The Policy is a flexible premium variable universal life insurance policy.

You do not have a fixed schedule for premium payments. You can establish a schedule of Planned Periodic Premiums, but you are not required to follow such schedule. (See "Premium Flexibility," page __.)

The Death Benefit under the Policy may, and the Accumulation Value will, reflect the investment performance of the investments you choose. (See "Death Benefit," page 7 and "Accumulation Value," page __). You benefit from any increase in value and bear the risk that your chosen investment options may decrease in value. The amount and duration of the life insurance coverage provided by the Policy is not guaranteed, except under the Guaranteed Coverage Benefit provision. Further, the Accumulation Value is not guaranteed, except in the Fixed Account.


Issuance of a Policy

In order to purchase a Policy, you must submit an application to us. We review the application to determine whether the Policy can be issued in accordance with our underwriting standards. Once the underwriting process is completed, the Date of Issue is designated. You, however, must submit your initial premium for the Policy to have an Effective Date. Accordingly, the Date of Issue may be before the Effective Date. Your initial premium can be re-submitted if the underwriting review of the application is later completed.


Allocation of Premiums

You can allocate premiums to one or more of the subaccounts and to the Fixed Account. (See "The Separate Account," page __ and "Fixed Account," page __). The assets of the various subaccounts are invested in Eligible Portfolios. The prospectuses or prospectus profiles for the Eligible Portfolios accompany this prospectus.

Premium payments received before the Date of Issue are held in our General Account without interest. On the Date of Issue, premiums received on or before that date are allocated to the subaccount for the Fidelity Money Market Portfolio. Premium payments received within 15 days after the Date of Issue are also allocated to the Fidelity Money Market Portfolio. After the 15 day period, premium payments and Accumulation Value are allocated among the Eligible Portfolios in accordance with your instructions as contained in the application. The minimum percentage that you may allocate to any one subaccount or to the Fixed Account is 10% of the premium, and fractional percentages may not be used.


Policy Benefits and Rights

Death Benefit.  The Death Benefit is available in two options.
(See "Death Benefit Options," page __.) The Death Benefit Proceeds may be paid in a lump sum or in accordance with an optional payment plan. (See "Payment of Policy Benefits," page __.)

Adjustments to Death Benefit. You can adjust the Death Benefit by changing the
 Death Benefit option and by increasing or decreasing the Specified Amount. Changes in the Specified Amount or the Death Benefit
 option are subject to certain limitations. (See "Death
Benefit Options," page __ and "Change in Specified Amount," page __).

Accumulation Value and Surrender Value. The Accumulation Value reflects the investment performance of the chosen subaccounts, the rate of interest paid on the Fixed Account, premiums paid, partial surrenders, and charges deducted from the Policy. There is no guaranteed minimum Accumulation Value. You can withdraw the entire Surrender Value. Subject to certain limitations, you can also withdraw a portion of the Surrender Value. Partial surrenders reduce both the Accumulation Value and the Death Benefit payable under the Policy. A surrender charge will be deducted from the amount paid upon a partial withdrawal. (See "Partial Surrender Charge," page __. See "Surrenders," page __). Surrenders may have tax consequences. (See "Federal Tax Matters," page __).

Policy Loans. You can borrow money from us using the Policy as security for the loan. (See "Loan Benefits," page __). Policy loans may have tax consequences. (See Federal Tax Matters," page __).

Free Look Period. You have a free look period in which to examine a Policy and return it for a refund. The free look period runs until the later of:

o  45 days after the application is signed

o  10 days after you receive the Policy

o  10 days after we deliver a notice concerning cancellation

The date you receive your Policy will not necessarily be the date you submit your premium.

(See "Refund Privilege," page __.)

Policy Lapse and Guaranteed Coverage Benefit. During the first two Policy Years, we will provide a Guaranteed Coverage Benefit so long as the Guaranteed Coverage Premium is paid and other Policy provisions are met. After the Guaranteed Coverage Benefit period, the Policy will lapse at any time the Surrender Value is insufficient to pay the Monthly Deductions and the grace period expires without sufficient additional premium payment. The grace period starts when written notice of lapse is mailed to your last known address and expires 61 days later. Unless the Guaranteed Coverage Benefit requirements have been met, lapse can occur even if Planned Periodic Premiums are paid. (See "Payment and Allocation of Premiums," page __.)


ADDITIONAL BENEFITS
There are a number of additional benefits you may add to your policy by way of riders.

Additional Insurance Benefits (Riders). Subject to certain requirements, certain additional optional benefits may be obtained. The cost of any such additional insurance benefits, which will be provided by "riders" to the Policy, will be deducted as part of the Monthly Deduction. Riders in force during the time the Guaranteed Coverage Benefit is in effect will increase the Guaranteed Coverage Premium requirement.

Insured's Level Term Rider- provides level term insurance on the base policy's insured.

Spouse's Term Rider - provides level term insurance on the insured's covered spouse. The covered spouse must be named in the application.

Children's Level Term Rider- provides level term insurance on each covered child. A child, stepchild or adopted child of the insured, can be a covered child if named in application or born to the insured after the date of the application. Coverage on each child terminates at age 25.

Accidental Death Benefit Rider- provides an additional death benefit if the insured's death is caused by an accident.

Disability Waiver of Minimum Premium Benefit Rider- provides for the waiver of the minimum premium or the monthly deductions, if greater, if the insured becomes totally disabled. The disability must have existed for six months.

Additional Insurance Option Rider- provides that on each option date, the company will issue an additional life insurance policy on the life of the insured without requiring proof the insured is insurable. The regular option dates are the policy anniversaries following the insured's 25,28, 31, 34, 37 and 40th birthdays. Additional option dates are 90 days after (a) the insured's first marriage, (b) the live birth of a child of the insured, (c) adoption of a child. Additional option dates must occur before the insured's 40th birthday. If an additional option is exercised, the next regular option date will be cancelled.

Risks of the Policy

INVESTMENT PERFORMANCE
The value of your Policy will fluctuate with the performance of the Eligible Portfolios and Fixed Account you select. Your choices may decline in value or they may not perform to your expectations. You bear the investment risk of any Accumulation Value invested in your choices.

SUITABILITY
Variable life insurance is designed for long-term financial planning. It is not suitable as a vehicle for short-term savings. You should not purchase the Policy if you will need the funds in a short period of time.

TERMINATION
Your Policy could terminate if the value of the Policy becomes too low to support the Policy's monthly charges. Before the Policy terminates, however, you will receive a grace period during which you will be notified in writing that your coverage may terminate unless you pay additional premium.

LIMITATIONS ON ACCESS TO CASH VALUE
Withdrawals and Policy loans are restricted. We may not allow a withdrawal if it would reduce the Specified Amount to less than the Policy's minimum Specified Amount. (See Table on page__). o The minimum withdrawal is $100. You may not borrow more than 75% of your Surrender Value in the first two Policy years or 90% of Surrender Value thereafter.

LIMITATIONS ON TRANSFERS
Transfers among the investment options are limited. (See "Transfers" on page __). We reserve the right to restrict transfers initiated by a market-timing organization, or individual, or other party authorized to give transfer instructions on behalf of the Policy Owner.

IMPACT OF LOANS
Taking a loan from your Policy may increase the risk that your Policy will terminate. It will have a permanent effect on the Policy's Surrender Value and will reduce the Death Benefit Proceeds. Also, Policy termination with an outstanding loan can result in adverse tax consequences.

ADVERSE TAX CONSEQUENCES
Under certain circumstances (usually if your premium payments in the first seven years or less exceed specified limits), your Policy may become a "modified endowment contract" (MEC). Under federal tax law, loans, withdrawals, and other pre-death distributions received from a MEC Policy are taxed as income first and recovery of basis second. Also, distributions includible in income received before you attain age 59 1/2, may be subject to a 10% penalty tax. Existing tax laws that benefit this Policy may change at any time.

ADDITIONAL RISKS
The type of investments that an Eligible Portfolio makes will also create risk. A comprehensive discussion of the risks of each of the Eligible Portfolios may be found in that Eligible Portfolio's prospectus. You should read the Eligible Portfolio's prospectus carefully before investing.



Risk/Benefit Summary: Fee Table


The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time that you buy the Policy, surrender the Policy, or transfer cash value between investment options.

------------------------------------ ---------------------------- ---------------------------------------------------
                                     Transaction Fees
------------------------------------ ---------------------------- ---------------------------------------------------
------------------------------------ ---------------------------- ---------------------------------------------------
Charge                               When Charge is Deducted      Amount Deducted

------------------------------------ ---------------------------- ---------------------------------------------------
------------------------------------ ---------------------------- ---------------------------------------------------
Maximum Sales Charge Imposed on      As each payment is made      4% of each payment
Premiums (Load)
------------------------------------ ---------------------------- ---------------------------------------------------
------------------------------------ ---------------------------- ---------------------------------------------------
Premium Taxes                        As each payment is made      Equals the premium tax in residence state; 0-4%
                                                                  of each payment
------------------------------------ ---------------------------- ---------------------------------------------------
------------------------------------ ---------------------------- ---------------------------------------------------
Premium Transaction Charge           As each payment is made      $2.00
------------------------------------ ---------------------------- ---------------------------------------------------
------------------------------------ ---------------------------- ---------------------------------------------------
Maximum Deferred Sales Charge        Upon Surrender               $43.51 per $1000 of Surrender Value
(Load)
------------------------------------ ---------------------------- ---------------------------------------------------
------------------------------------ ---------------------------- ---------------------------------------------------
Other Surrender Fees                 Upon partial surrender       $25 per partial surrender
------------------------------------ ---------------------------- ---------------------------------------------------
------------------------------------ ---------------------------- ---------------------------------------------------
Transfer Fees                        Upon transfer                $25 per transfer1
------------------------------------ ---------------------------- ---------------------------------------------------

--------------------------------------------------------------------------------
The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including
Eligible Portfolio fees and expenses.

---------------------------------------------------------------------------------------------------------------------
Periodic Charges Other Than Eligible Portfolio Operating Expenses
---------------------------------------------------------------------------------------------------------------------
------------------------------------ ----------------------------- --------------------------------------------------
Charge                               When Charge is Deducted       Amount Deducted

------------------------------------ ----------------------------- --------------------------------------------------
------------------------------------ ----------------------------- --------------------------------------------------
Cost of Insurance2                   Monthly                       See below
------------------------------------ ----------------------------- --------------------------------------------------
    ------------------------------- ----------------------------- --------------------------------------------------
    Minimum                         Monthly                       $0.5669 per $1000 of Specified Amount
    ------------------------------- ----------------------------- --------------------------------------------------
    ------------------------------- ----------------------------- --------------------------------------------------
    Maximum                         Monthly                       $31.556338 per $1000 of Specified Amount
    ------------------------------- ----------------------------- --------------------------------------------------
------------------------------------ ----------------------------- --------------------------------------------------
Charge for a Standard Male Non       Monthly                        $.27969 per $1000 of Specified Amount
Smoker, Issue Age 45
------------------------------------ ----------------------------- --------------------------------------------------
------------------------------------ ----------------------------- --------------------------------------------------
Annual Maintenance Fee               Monthly                       $2.50 per month
------------------------------------ ----------------------------- --------------------------------------------------
------------------------------------ ----------------------------- --------------------------------------------------
Mortality and Expense Risk Fees      Daily                         .002466% of Accumulation Value of Separate
                                                                   Account (0.90% annually)
------------------------------------ ----------------------------- --------------------------------------------------
------------------------------------ ----------------------------- --------------------------------------------------
Administrative Fees                  Monthly during Year 1         Min-$0.0632 per $1000 of Specified Amount
                                                                   Max-$2.59 per $1000 of Specified Amount
------------------------------------ ----------------------------- --------------------------------------------------
------------------------------------ ----------------------------- --------------------------------------------------
                                     Monthly after Year 1          $0.025 per $1000 of Specified Amount
------------------------------------ ----------------------------- --------------------------------------------------
------------------------------------ ----------------------------- --------------------------------------------------
Loan Interest                        Policy anniversary            6%
------------------------------------ ----------------------------- --------------------------------------------------


------------------------------------------------------------------------------------------------------------------------
RIDERS COST OF INSURANCE RATES
------------------------------------------------------------------------------------------------------------------------
---------------------------- -------------------------- ----------------------------------------------------------------
RIDER                        WHEN CHARGE IS DEDUCTED    Amount Deducted
---------------------------- -------------------------- ----------------------------------------------------------------
---------------------------- -------------------------- ----------------------------------------------------------------
Children's Level Term        Monthly                    Min COI $.000333 per $1000 of Specified Amount
                                                        Max COI $0.05833 per $1000 of Specified Amount
---------------------------- -------------------------- ----------------------------------------------------------------
---------------------------- -------------------------- ----------------------------------------------------------------
Accidental Death             Monthly                    Min COI $0.06333 per $1000 of Specified Amount
                                                         Max COI $0.16833 per $1000 of Specified Amount
---------------------------- -------------------------- ----------------------------------------------------------------
---------------------------- -------------------------- ----------------------------------------------------------------
Guaranteed Increase Option   Monthly                    Min COI $0.03417 per $1000 of Specified Amount
                           Max COI $0.16583 per $1000
---------------------------- -------------------------- ----------------------------------------------------------------
---------------------------- -------------------------- ----------------------------------------------------------------
Spouse's Level Term          Monthly                    Min COI $0.15683 per $1000 of Specified Amount
                                                        Max COI $31.56338 per $1000 of Specified Amount
---------------------------- -------------------------- ----------------------------------------------------------------
---------------------------- -------------------------- ----------------------------------------------------------------
Level Term                   Monthly                    Min COI $0.15683 per $1000 of Specified Amount
                                                        Max COI $31.56338 per $1000 of Specified Amount
---------------------------- -------------------------- ----------------------------------------------------------------

1The first 12 transfers of Accumulation Value in a Policy Year are free. Thereafter, a transfer charge of $25 will be deducted from the amount transferred. (See "Transfer Charge," page __.)

2The cost of insurance varies based on individual characteristics. The cost of insurance charges shown in the table may not be representative of the charge that a particular Policy Owner will pay. You can obtain information about your particular cost of insurance and any other charges that may apply to you by asking your sales representative or contact us at 1-800-308-2959


The next table describes the Eligible Portfolio's fees and expenses that you will pay periodically during the time that you own the Policy. The table shows the minimum and maximum fees and expenses charged by any of the Eligible Portfolios. More detail concerning each Eligible Portfolio's fees and expenses is contained in the prospectus for each Eligible Portfolio.

Annual Eligible Portfolio Company Operating  Expenses
(expenses that are deducted from Eligible Portfolio assets)(as a percentage of Accumulation Value in such Eligible Portfolio)

                                            Minimum1                    Maximum2
             Total Expenses                    0.28%                       2.82%


1 Fidelity Money Market Portfolio

2 AN Small-Cap/Mid-Cap

3 Securities Management and Research, Inc. (SM&R), the fund's adviser and manager, has entered into a separate undertaking with the fund through April 30, 2003, pursuant to which SM&R has agreed to reimburse the American National Small-Cap/Mid-Cap Portfolio for expenses in excess of 1.50% of such Portfolio's average daily net assets during such period. SM&R is under no obligation to renew this undertaking for any Portfolio at the end of such period.

POLICY BENEFITS


Purposes of the Policy

The Policy is designed to provide you:

   life insurance protection,

o Death Benefits which may and Accumulation Value which will vary with performance of your chosen investment options,

o  flexibility in the amount and frequency of premium payments,

o flexibility in the level of life insurance protection, subject to certain limitations, and

o a Guaranteed Coverage Benefit, if you pay the Guaranteed Coverage Premium and meet the other Policy requirements.


Death Benefit Proceeds

Death Benefits begin on the Effective Date of the Policy. We will, upon Satisfactory Proof of Death, pay the Death Benefit Proceeds in accordance with the Death Benefit option in effect when the Insured dies. The amount of the Death Benefit will be determined at the end of the Valuation Period in which the Insured dies. Death Benefit Proceeds equal:

o  the Death Benefit; plus

o  additional life insurance proceeds provided by riders; minus

o  Policy Debt; minus

o  unpaid Monthly Deduction.

Subject to the rights of any assignee, we will pay the Death Benefit Proceeds to:

o  the Beneficiary or Beneficiaries, or

o if no Beneficiary survives the Insured, the Insured's estate will receive the proceeds.

The Death Benefit Proceeds may be paid to the Beneficiary in a lump sum or under one or more of the payment options in the Policy.
(See "Payment of Policy Benefits," page __.)


Benefits at Maturity

The Policy will mature on the Policy anniversary after the Insured's 95th birthday, if Insured is living. Upon maturity of the Policy, we will pay you the Accumulation Value less Policy Debt.


Death Benefit Options

You choose one of two Death Benefit options in the application. The Death Benefit under either option will equal or exceed the current Specified Amount of the Policy.

Option A. Under Option A the Death Benefit is the Specified Amount or, if greater, the corridor percentage of Accumulation Value at the end of the Valuation Period that includes the date of death. The applicable percentage declines as the age of the Insured increases as shown in the following Corridor Percentage Table:




                            CORRIDOR PERCENTAGE TABLE
    Attained        Corridor       Attained       Corridor        Attained      Corridor
       Age         Percentage         Age        Percentage          Age       Percentage

-------------------------------------------------------------------------------

  40 or younger        250            54             157             68            117
       41              243            55             150             69            116
       42              236            56             146             70            115
       43              229            57             142             71            113
       44              222            58             138             72            111
       45              215            59             134             73            109
       46              209            60             130             74            107
       47              203            61             128          75 to 90         105
       48              197            62             126             91            104
       49              191            63             124             92            103
       50              185            64             122             93            102
       51              178            65             120             94            101
       52              171            66             119
       53              164            67             118


OPTION A EXAMPLE. Assume that the Insured's Attained Age is between 0 and 40. A Policy with a $50,000 Specified Amount will generally pay $50,000 in Death Benefits. However, the Death Benefit will be the greater of $50,000 or 250% of Accumulation Value. Anytime the Accumulation Value exceeds $20,000, the Death Benefit will exceed the $50,000 Specified Amount. Each additional dollar added to Accumulation Value above $20,000 will increase the Death Benefit by $2.50. If the Accumulation Value exceeds $20,000 and increases by $100 because of investment performance or premium payments, the Death Benefit will increase by $250. A Policy with an Accumulation Value of $30,000 will provide a Death Benefit of $75,000 ($30,000 x 250%); an Accumulation Value of $40,000 will provide a Death Benefit of $100,000 ($40,000 x 250%); and, an Accumulation Value of $50,000 will provide a Death Benefit of $125,000 ($50,000 x 250%).

Similarly, so long as Accumulation Value exceeds $20,000, each dollar decrease in Accumulation Value will reduce the Death Benefit by $2.50. If, for example, the Accumulation Value is reduced from $25,000 to $20,000 because of partial withdrawals, charges or negative investment performance, the Death Benefit will be reduced from $62,500 to $50,000.

Option B. The Death Benefit is the Specified Amount plus the Accumulation Value or, if greater, the applicable corridor percentage of the Accumulation Value at the end of the Valuation Period that includes the Insured's date of death. The corridor percentage is the same as under Option A: 250% at Attained Age 40 or younger on the Policy anniversary before the date of death, and for an Attained Age over 40 on that Policy anniversary the percentage declines as shown in the Corridor Percentage Table. The amount of the Death Benefit will always vary as the Accumulation Value varies but will never be less than the Specified Amount.

OPTION B EXAMPLE. Assume that the Insured is age 40 or younger. A Policy with a Specified Amount of $50,000 will generally provide a Death Benefit of $50,000 plus Accumulation Value. For example, for a Policy with Accumulation Value of $5,000, the Death Benefit will be $55,000 ($50,000 + $5,000); for an
Accumulation Value of $10,000, the Death Benefit will be $60,000 ($50,000 + $10,000). The Death Benefit, however, must be at least 250% of Accumulation Value. As a result, if the Accumulation Value exceeds approximately $33,334, the Death Benefit will be greater than the Specified Amount plus Accumulation Value. Each additional dollar of Accumulation Value above $33,334 will increase the Death Benefit by $2.50. If the Accumulation Value exceeds $33,334 and increases by $100 because of investment performance or premium payments, the Death Benefit will increase by $250. For a Policy with Accumulation Value of $20,000, the Death Benefit will be $70,000 (Specified Amount $50,000 plus $20,000 Accumulation Value); for an Accumulation Value of $30,000, the Death Benefit will be $80,000 ($50,000 plus $30,000); and for an Accumulation Value of $50,000, the Death Benefit will be $125,000 ($50,000 x 250% is greater than $50,000 plus $50,000).

Similarly, any time Accumulation Value exceeds $33,334, each dollar taken out of Accumulation Value will reduce the Death Benefit by $2.50. If, for example, the Accumulation Value is reduced from $40,000 to $35,000 because of partial surrenders, charges, or negative investment performance, the Death Benefit will be reduced from $100,000 to $87,500. If at any time, however, the Accumulation Value multiplied by the applicable corridor percentage is less than the Specified Amount plus the Accumulation Value, the Death Benefit will be the Specified Amount plus the Accumulation Value.

If you want favorable investment performance to:

|_|      increase your Death Benefit, you should:

   o choose Option A if your Accumulation Value times corridor percentage is greater than your Specified Amount, or

   o  choose Option B if:

   o your Accumulation Value times corridor percentage is less than your Specified Amount, or
   o your Accumulation Value times corridor percentage is greater than your Specified Amount plus Accumulation Value

|_|      keep your cost of insurance charges to a minimum, you should:

   o choose Option A if your Accumulation Value times corridor percentage is less than your Specified Amount, or

   o choose Option B if your Accumulation Value times corridor percentage is greater than your Specified Amount.

Change in Death Benefit Option. You may change the Death Benefit option at any time by sending us a written request. The effective date of a change will be the Monthly Deduction Date on or following the date we receive the written request. A change may have Federal Tax consequences. (See "Federal Tax Matters," page __.)

If you change from Option A to Option B, the Specified Amount will equal the Specified Amount before the change minus the Accumulation Value on the effective date of the change. If you change from Option B to Option A, the Specified Amount after the change will equal the Death Benefit under Option B on the effective date of change. You cannot change your Death Benefit option if the Specified Amount remaining in force after the change would be less than $50,000.

An increase in Specified Amount due to a Death Benefit option change will increase the Monthly Deduction and the Guaranteed Coverage Premium.

A change in the Death Benefit option may affect subsequent cost of insurance charges which vary with our Net Amount at Risk. In addition, a change may affect subsequent monthly policy charges. (See "Charges and Deductions," page __.)

Change in Specified Amount. Subject to certain limitations, you may increase the Specified Amount of your Policy at any time and may decrease the Specified Amount at any time after the first two Policy Years. A change in Specified Amount may affect the cost of insurance rate and our Net Amount at Risk, both of which may affect your cost of insurance charge and have Federal Tax consequences.
(See "Cost of Insurance," page __ and "Federal Tax Matters," page __.)

The Specified Amount after a decrease may not be less than $50,000.

If following the decrease in Specified Amount, the Policy would not comply with the maximum premium limitations required by federal tax law, the decrease may be limited or a portion of Accumulation Value may be returned to you at your election, to the extent necessary to meet these requirements.

You cannot decrease the Specified Amount if the Insured's Attained Age exceeds
94. A decrease in Specified Amount will take effect on the Monthly Deduction Date which coincides with or next follows the date we receive your written request.

If you want to increase the Specified Amount, you must submit a written supplemental application and provide evidence of insurability. You may have a different underwriting risk classification for the initial Specified Amount and each increase in Specified Amount. (See "Charges from Accumulation Value," page __.) An additional premium may be required. (See "Premiums Upon Increase in Specified Amount," page __.) The minimum amount of any increase is $5,000. You cannot increase the Specified Amount if the Insured's Attained Age is over 75. An increase in the Specified Amount will increase certain charges. Those charges will be deducted from the Accumulation Value on each Monthly Deduction Date. An increase in the Specified Amount during the time the Guaranteed Coverage Benefit provision is in effect will increase the Guaranteed Coverage Premium requirement. (See "Charges and Deductions," page __.)

You have a "free look period" for each increase in Specified Amount. The free look period will apply only to the increase in Specified Amount. (See "Refund Privilege," page __.)

Methods of Affecting Insurance Protection. Your "pure insurance protection" will be the difference between your Death Benefit and your Accumulation Value. You may increase or decrease the pure insurance protection provided by a Policy as your insurance needs change. You can change the pure insurance protection by increasing or decreasing the Specified Amount, changing the level of premium payments, or making a partial surrender of the Policy. Some of these changes may have federal tax consequences. Although the consequences of each change will depend upon individual circumstances, they can be summarized as follows:

o A decrease in Specified Amount will, subject to the applicable corridor percentage limitations, decrease insurance protection and cost of insurance charges.

o An increase in Specified Amount may increase pure insurance protection, depending on the amount of Accumulation Value and the corridor percentage limitation. If insurance protection is increased, the Policy charges generally increase as well.

o If Option A is in effect, increased premium payments may reduce pure insurance protection, until the corridor percentage of Accumulation Value exceeds the Specified Amount. Increased premiums should also increase the amount of funds available to keep the Policy in force.

o If Option A is in effect, reduced premium payments generally will increase the amount of pure insurance protection, depending on the corridor percentage limitations. Reducing premium payments may also result in a reduced amount of Accumulation Value and increase the possibility that the Policy will lapse.

o A partial surrender will reduce the Death Benefit. However, a partial surrender only affects the amount of pure insurance protection if the percentage from the Corridor Percentage Table is applicable in determining the Death Benefit. Otherwise, the decrease in Death Benefit is offset by the amount of Accumulation Value withdrawn. The primary use of a partial surrender is to withdraw Accumulation Value.


Guaranteed Coverage Benefit

We will keep the Policy in force for the first two Policy Years so long as the sum of premiums paid at any time during such period is at least:

o the sum of Guaranteed Coverage Premium for each month from the start of the period, including the current month, and

o  partial surrenders and Policy Debt.


Duration of the Policy

The Policy will remain in force so long as the Surrender Value is sufficient to pay the Monthly Deduction. Where, however, the Surrender Value is insufficient to pay the Monthly Deduction and the grace period expires without an adequate payment, the Policy will lapse and terminate without value. (See "Grace Period and Reinstatement," page __.)


Accumulation Value

Determination of Accumulation Value. On each Valuation Date, Accumulation Value is determined as follows:

o the aggregate of the value in each subaccount, determined by multiplying a subaccount's unit value by the number of units in the subaccount; plus

o the value in the Fixed Account; plus o Net Premiums received on the Valuation Date, plus o Accumulation Value securing Policy Debt; less
o partial surrenders, and related charges, processed on that Valuation Date; less o any Monthly Deduction processed on that Valuation Date; less o any federal or state income taxes.

The number of subaccount units allocated to the Policy is determined after any transfers among subaccounts, or the Fixed Account (and deduction of transfer charges), but before any other Policy transactions on the Valuation Date.

Determination of Unit Value. The unit value of each subaccount is equal to:

o the per share net asset value of the corresponding Eligible Portfolio on the Valuation Date, multiplied by o the number of shares held by the subaccount, after the purchase or redemption of any shares on that date, minus o the Daily Asset Charge, and divided by o the total number of units held in the subaccount on the Valuation Date, after any transfers among subaccounts, or the Fixed
   Account (and deduction of transfer charges), but before any other Policy transactions.


Payment of Policy Benefits

Death Benefit Proceeds will usually be paid within seven days after we receive Satisfactory Proof of Death. Policy loans and surrenders will ordinarily be paid within seven days after receipt of your written request. We may defer payment of any surrender, refund or Policy loan until a premium payment made by check clears the banking system. Payments may also be postponed in certain other circumstances. (See "Postponement of Payments," page __.) You can decide how benefits will be paid. During the Insured's lifetime, you may arrange for the Death Benefit Proceeds to be paid in a lump sum or under one or more of the optional methods of payment described below. These choices are also available if the Policy is surrendered. When Death Benefit Proceeds are payable in a lump sum and no election of an optional payment method is in force at the death of the Insured, the Beneficiary may select one or more of the optional payment methods. If you or the Beneficiary do not elect one of these options, we will pay the benefits in a lump sum.

An election or change of method of payment must be in writing. A change in Beneficiary revokes any previous election. Further, if the Policy is assigned, any amount due to the assignee will be paid first in a lump sum. The balance, if any, may be applied under any payment option. Once payments have begun, the payment option may not be changed.

Optional Methods of Payment. In addition to a lump sum payment of benefits under the Policy, any proceeds to be paid under the Policy may be paid in any of the following four methods:

Option 1. Equal Installments for a Fixed Number of Years. Installments will include interest at the effective rate of 3.5% per year or at a higher rate, as our option.

Option 2. Installments for Life with the Option to Choose a Period Certain. The fixed period may be 10 or 20 years.

Option 3. Equal Installments of a Fixed Amount Payable Annually, semi-annually, quarterly, or monthly. The sum of the installments paid in one year must be at least $40.00 for each $1,000.00 of proceeds. Installments will be paid until the total of the following amount is exhausted: (1) the net sum payable; plus (2) interest at the effective rate of 3.5% per year; plus (3) any additional interest that we may elect to pay. The final installment will be the balance of the proceeds payable plus interest.

Option 4. Interest Only. We will hold the proceeds and pay interest at the effective rate of 3.5% per year or at a higher rate, at our option. On interest due dates, the payee may withdraw an amount of at least $100.00 from the amount held.

Any amount left with us for payment under a settlement option will be transferred to our General Account and will not be affected by the investment performance associated with the Separate Account. We may make other options available in the future.

When proceeds become payable in accordance with a settlement option, the Policy will be exchanged for a supplementary contract specifying all rights and benefits. The effective date will be the date of the Insured's death or other termination of the Policy.

Amounts under the supplemental contact remaining payable after the Beneficiary's death will be paid to the estate of the Beneficiary or in any other manner provided for in the supplementary contract or as otherwise provided under applicable law.

General Provisions for Settlement Options. If the amount held falls below $2,000.00, we will pay the entire amount held to the payee. The first installment under Option 1, 2 or 3 will be paid the date the proceeds are available. With our consent, the first installment may be postponed for up to ten years. If payment is postponed, the proceeds will accumulate with compound interest at the effective rate of 3.5% per year.

To avoid paying installments of less than $20.00 each, we will:

o change the installments to a quarterly, semi-annual or annual basis; and/or o reduce the number of installments.

If you elect an option, you may restrict the Beneficiary's right to assign, encumber, or obtain the discounted present value of any unpaid amount.

Except as permitted by law, unpaid amounts are not subject to claims of a Beneficiary's creditors.

At our option, a Beneficiary may be permitted to receive the discounted present value of installments, except under option 2. If the payee dies, under Option 1 or 2 we will pay the discounted present value of any unpaid fixed-period installments to the payee's estate except Option 2 lifetime. Under Option 3 or 4, we will pay any balance to the payee's estate. The effective interest rate used to compute discounted present value is 3.5%. With our consent, the option elected may provide for payment in another manner.

Limitations. You must obtain our consent to have an option under which proceeds are payable to:

o  joint or successive payees, or
o  other than a natural person.

POLICY RIGHTS


Loan Benefits

Loan Privileges. You can borrow money from us using your Policy as security for the loan. The minimum loan amount is $100. Except as otherwise required by applicable state law or regulation:

o during the first two Policy Years, you cannot borrow more than 75% of the Surrender Value, as calculated at the end of the Valuation Period during which your loan request is received

o after the first two Policy years, you can borrow up to 90% of the Surrender Value, as calculated at the end of the Valuation Period during which your loan request is received

Preferred loans accrue interest at a lower rate. You cannot obtain a preferred loan until after the seventh Policy Year. We determine whether a loan is preferred at the time the loan is made. The amount available for a preferred loan is equal to the lesser of:

o  the above-mentioned loan limits, or

o the Accumulation Value less Policy Debt and less premiums paid (adjusted by partial surrenders).

The loan may be repaid in whole or in part during the Insured's lifetime. Loans generally are funded within seven days after receipt of a written request. (See "Postponement of Payments," page __.) Loans may have tax consequences. (See "Federal Tax Matters," page __.)

Interest. Loans will accrue interest on a daily basis at a rate of 6.0% per year. Interest is due and payable on each Policy anniversary date or when a loan payment is made if earlier. If unpaid, interest will be added to the amount of the loan and bear interest at the same rate.

Amounts held to secure Policy loans will earn interest at the annual rate of 4.5%, or 6.0% on preferred loans, credited on the Policy anniversary. We will allocate interest to the subaccounts and the Fixed Account on each Policy anniversary in the same proportion that premiums are being allocated to those subaccounts and the Fixed Account at that time.

Effect of Policy Loans. When a loan is made, we transfer Accumulation Value equal to the loan amount from the Separate Account and the Fixed Account to our General Account as security for the Policy Debt. The Accumulation Value transferred will be deducted from the subaccounts and the Fixed Account in accordance with your instructions. The minimum amount which can remain in a subaccount or the Fixed Account as a result of a loan is $100. If you do not provide allocation instructions, the Accumulation Value transferred will be allocated among the subaccounts and the Fixed Account pro-rata. If allocation instructions conflict with the $100 minimum described above, we may allocate the Accumulation Value transferred among the subaccounts and the Fixed Account pro-rata. We will also transfer Accumulation Value from the subaccounts and the Fixed Account to the General Account to secure unpaid loan interest. We will allocate this transfer among the subaccounts and the Fixed Account as described above. We will not impose a charge for these transfers. A Policy loan may have tax consequences. (See "Federal Tax Matters," page __.)

A Policy loan may permanently affect the Accumulation Value, even if repaid. The effect could be favorable or unfavorable depending on whether the investment performance of the Subacccount(s)/Fixed Account chosen by you is greater or less than the interest rate credited to the Accumulation Value held in the General Account to secure the loan. In comparison to a Policy under which no loan was made, the Accumulation Value will be lower if the General Account interest rate is less than the investment performance of the subaccount(s)/Fixed Account, and greater if the General Account interest rate is higher than the investment performance of the subaccount(s)/Fixed Account. Since your Death Benefit may be affected by Accumulation Value, a Policy loan may also affect the amount of the Death Benefit, even if repaid.

Policy Debt. Policy Debt reduces Death Benefit Proceeds and Surrender Value. If the Policy Debt exceeds the Accumulation Value less any surrender charge, you must pay the excess or your Policy will lapse. We will notify you of the amount which must be paid. (See
"Grace Period and Reinstatement," page __.)

Repayment of Policy Debt. If we receive payments while a Policy loan is outstanding, those payments are treated as additional premiums, unless you request otherwise. As Policy Debt is repaid, we will transfer Accumulation Value equal to the loan amount repaid from the General Account to the subaccounts and the Fixed Account. We will allocate the transfers among the subaccounts and the Fixed Account in the same proportion that premiums are being allocated at the time of repayment. We will make the allocation at the end of the Valuation Period during which the repayment is received. If you do not repay the Policy Debt, we will deduct the amount of the Policy Debt from any amount payable under the Policy.


Surrenders

During the life of the Insured, you can surrender the Policy in whole or in part by sending us a written request. The maximum amount available for surrender is the Surrender Value at the end of the Valuation Period during which the surrender request is received at our Home Office. Surrenders will generally be paid within seven days of receipt of the written request. (See "Postponement of Payments," page __.) Any proceeds payable upon full surrender shall be paid in one sum unless an optional method of payment is elected. (See "Payment of Policy Benefits," page __.) Surrenders may have tax consequences. (See "Federal Tax Matters," page __.)

Full Surrenders. If the Policy is being fully surrendered, you must return the Policy to us with your request. Coverage under the Policy will terminate as of the date of a full surrender. We may deduct a surrender charge. (See "Surrender Charge," page __.)

Partial Surrenders. The amount of a partial surrender may not exceed the Surrender Value at the end of the Valuation Period during which the request is received less an amount sufficient to cover Monthly Deductions for three months. The minimum partial surrender is $100.

The Accumulation Value will be reduced by the amount of partial surrender and any applicable partial surrender charge. (See "Partial Surrender Charge," page __.) This amount will be deducted from the Accumulation Value at the end of the Valuation Period during which the request is received. The deduction will be allocated to the subaccounts and the Fixed Account according to your instructions, provided that the minimum amount remaining in a subaccount as a result of the allocation is $100. If you do not provide allocation instructions or if your allocation instructions conflict with the $100 minimum described above, we will allocate the partial surrender among the subaccounts and the Fixed Account pro-rata.

Partial surrenders reduce the Death Benefit by the amount the Accumulation Value is reduced. If Option A is in effect, the Specified Amount will be reduced by the amount of the partial surrender. Where increases in Specified Amount occurred, a partial surrender will reduce the increases in order of the more recent increase first, and finally the initial Specified Amount. Thus, partial surrenders may affect the cost of insurance charge and the Net Amount at Risk. (See "Cost of Insurance," page __; "Methods of Affecting Insurance Protection," page __.) If Option B is in effect, the Specified Amount will not change, but the Accumulation Value will be reduced.

The Specified Amount remaining in force after a partial surrender may not be less than the minimum Specified Amount shown in the following table:


                         MINIMUM SPECIFIED AMOUNT TABLE
             During Policy Year                         Minimum Specified Amount

--------------------------------------------------------------------------------

                      1                                         $ 50,000
                      2                                         $ 45,000
                      3                                         $ 40,000
                      4                                         $ 35,000
                 Thereafter                                     $ 25,000

The amount of any partial surrender will generally be paid within seven (7)
 days after receipt of your written request. (See
"Postponement of Payments," page __.)


Transfers

You can transfer Accumulation Value among the subaccounts or from the subaccounts to the Fixed Account as often as you like. You can make transfers in person, by mail, or, if a telephone transfer authorization form is on file, by telephone. The minimum transfer from a subaccount is $250, or the balance of the subaccount, if less. The minimum that may remain in a subaccount after a transfer is $100. We will make transfers and determine all values in connection with transfers on the later of the end of the Valuation Period which includes the requested transfer date or during which the transfer request is received. Accumulation Value on the date of a transfer will not be affected except to the extent of the transfer charge, if applicable. The first four transfers in a Policy Year will be free. We will charge $25 for each additional transfer. Such charge will be deducted from the amount transferred. (See "Transfer Charge," page __.) Transfers resulting from Policy loans will not be subject to a transfer charge or be counted for purposes of determining the number of free transfers.

During the thirty day period beginning on the Policy anniversary, you may make one transfer from the Fixed Account to the subaccounts. This transfer is free. The maximum amount you can transfer from the Fixed Account to the subaccounts is the greater of:

o  twenty-five percent of the amount in the Fixed Account, or

o  $1,000.

If we receive a request to transfer funds out of the Fixed Account before the Policy anniversary, the transfer will be made at the end of the Valuation Period during which the Policy anniversary occurs. If we receive a proper transfer request within 30 days after the Policy anniversary, the transfer will be made as of the end of the Valuation Period in which we received the transfer request.

We will employ reasonable procedures to confirm that the transfer instructions communicated by telephone are genuine. These procedures may include some form of personal identification before acting, providing your written confirmation of the transaction, and making a tape recording of the telephoned instructions. These procedures may include requiring callers to identify themselves and the policy owner or others (e.g., beneficiary) by name, social security number, date of birth, or other identifying information. There are risks associated with telephone transactions that do not exist if a written request is submitted. Anyone authorizing or making telephone requests bears those risks. We will not be liable for any liability or losses resulting from unauthorized or allegedly unauthorized telephone requests that we believe are genuine. We may record telephone requests. We can not guarantee that we will be available to accept telephone transfer instructions.

The policies are first and foremost life insurance policies, designed for long-term financial planning, and are not designed for or appropriate for market timers or other persons that use programmed, large, or frequent transfers. The use of such transfers can be disruptive to an underlying portfolio and harmful to other policy owners invested in the portfolio. We therefore reserve the right to reject any transfer request (or premium payment) from any person if, in our judgment, an underlying portfolio or other policy owners would potentially be adversely affected or if an underlying portfolio objects to or would reject our transaction order. We may impose severe restrictions on transfers or even prohibit them for particular policy owners who, in our view, have abused or appear likely to abuse the transfer privilege.


Refund Privilege

You have a free look period in which to examine a Policy and return it for a refund. If the Policy is canceled during the free look period, you will receive a refund equal to premiums paid adjusted by investment gains during the 15-day period such premiums have been allocated to the Fidelity Money Market Portfolio and by investment gains and losses thereafter. (See "Allocation of Premiums," page __.) A free look period also applies to any increase in Specified Amount. If you cancel the increase, you will receive the amount premiums paid attributable to such increase in Specified Amount adjusted by investment gains or losses.

To cancel the Policy, you should mail or deliver the Policy to our Home Office or to the office of one of our agents. We may delay paying a refund of premiums paid by check until the check has cleared your bank. (See "Postponement of Payments," page __.)


Right to Exchange for a Universal Life Policy

During the first two Policy years, you can exchange the Policy for a universal life policy we issue. No evidence of insurability will be required for the exchange. The new policy will have the same Date of Issue and premium class as the Policy. Any rider in force with the Policy will be issued with the new policy. You can have the specified amount of the new policy equal:

o  if under Death Benefit option A, the Death Benefit less Policy Debt, or

o if under Death Benefit option B, the Death Benefit minus Accumulation Value less Policy Debt.

The new policy will become effective when:

o  we have received a written request for the exchange,

o  we have received the Policy, and

o all financial contractual and administrative requirements have been met and processed.

 PAYMENT AND ALLOCATION


OF PREMIUMS


Issuance of a Policy

If you want to purchase a Policy, you must complete an application and submit it to our Home Office. We will only issue a Policy to individuals 75 years of age or less on their last birthday who supply satisfactory evidence of insurability. Acceptance is subject to our underwriting rules.

The Date of Issue is used to determine Policy anniversary dates, Policy Years and Policy months.

Premiums

You must pay the initial premium for the Policy to be in force. The initial premium must be at least 1/12 of the first year Guaranteed Coverage Premium. The initial premium and all other premiums are payable at our Home Office. Subject to certain limitations, you have flexibility in determining the frequency and amount of premiums since the Planned Periodic Premium schedule is not binding on you.

Premium Flexibility

You may make unscheduled premium payments at any time in any amount, subject to the premium limitations described herein.

Planned Periodic Premiums. At the time the Policy is issued, you can determine a Planned Periodic Premium schedule. The amounts and frequency of the Planned Periodic Premiums will be shown on the Policy Data Page. During the Guaranteed Coverage Benefit period, the Planned Periodic Premium must be at least the Guaranteed Coverage Premium. You are not required to pay premiums in accordance with this schedule.

You can change the frequency and amount of Planned Periodic Premiums by sending a written request to our Home Office. We may limit any increase in premium to comply with applicable federal tax law. We will send premium payment notices annually, semi-annually, quarterly or monthly depending upon the frequency of the Planned Periodic Premiums. Payment of the Planned Periodic Premiums does not guarantee that the Policy will remain in force unless the Guaranteed Coverage Benefit provision is in effect.

Premium Limitations. Total premiums paid cannot exceed the current maximum premium limitations established by federal tax laws. If a premium is paid which would cause total premiums to exceed such maximum premium limitations, we will only accept that portion of the premium equal to the maximum. We will return any part of the premium in excess of that amount or apply it as otherwise agreed. No further premiums will be accepted until permitted under the laws prescribing maximum premium limitations. We may refuse to accept a premium or require additional evidence of insurability if the premium would increase Net Amount at Risk. We may also establish a minimum acceptable premium amount.

Premiums Upon Increase in Specified Amount. If you request an increase in the Specified Amount, we will notify you if any additional premium is required. Whether additional premium will be required will depend upon

o the Accumulation Value of the Policy at the time of the increase, and o the amount of the increase you request.

Allocation of Premiums and Accumulation Value

Allocation of Premiums. After deduction of premium charges, premiums are allocated according to your instructions. (See "Charges and Deductions," page __.) You can change the allocation without charge by providing proper notification to our Home Office. Your notice must include the policy number to which the instructions apply. Your revised allocation instructions will apply to premiums received by us on or after the date proper notification is received.

Accumulation Value. The value of subaccounts will vary with the investment performance of these subaccounts and the you bear the risk that those investments might actually lose money. The performance of these investments affects the Policy's Accumulation Value, and may affect the Death Benefit as well.


Grace Period and Reinstatement

Grace Period. If the Surrender Value is insufficient to pay the Monthly Deduction, you have a grace period of sixty-one days to pay an additional premium. The grace period begins on the date Surrender Value is insufficient to cover the Monthly Deduction. At the beginning of the grace period, we will mail you notice to your last known address we have on file advising you of the necessary additional premium. If you do not pay the additional premium during the grace period, the Policy will terminate. If the Policy terminates and is not reinstated as described below, the Policy will have no Accumulation Value, Surrender Value or Death Benefits. If the Insured dies during the grace period, any overdue Monthly Deductions and Policy Debt will be deducted from the Death Benefit Proceeds. No Loans or Partial Surrenders or Transfers are permitted during the Grace Period.

Reinstatement. A Policy may be reinstated any time within five years after termination. A Policy cannot be reinstated if it was surrendered. Reinstatement will be effected based on the Insured's underwriting classification at the time of the reinstatement.

Reinstatement is subject to the following:

o  evidence of insurability satisfactory to us;
o  reinstatement or repayment of Policy Debt;
o  payment of Monthly Deductions not collected during the grace period;
o payment of the premium sufficient to pay the Monthly Deduction for three months after the date of reinstatement.

The original Date of Issue, and the Effective Dates of increases in Specified Amount (if applicable), will be used for purposes of calculating Monthly Deductions and the surrender charge. If any Policy Debt was reinstated, the amount of the debt will be held in our General Account. During the lapse period, Policy Debt will accrue interest at a rate of 6%. Accumulation Value will then be calculated as described under "Accumulation Value" on page __. The Effective Date of reinstatement will be the first Monthly Deduction Date on or next following the date of we approve the application for reinstatement.

CHARGES AND DEDUCTIONS

Premium Charges

Your premiums will be reduced by a sales charge, premium taxes and a transaction charge before being allocated in the subaccounts or the Fixed Account.

Sales Charge. The sales charge compensates us for the costs of selling the Policy. These costs include agents' commissions, printing prospectuses and sales literature and advertising.

Premium Taxes. States and certain other jurisdictions tax premium payments and levy other charges. The level of the tax varies based upon the jurisdiction in which the Insured resides. Accordingly, you should notify us if the Insured moves. The taxes are charges against the Company, so you cannot deduct the tax payments on your income tax return.

Transaction Charge. The transaction charge compensates us for the costs of sending premium bills and transaction confirmations to you.

Monthly Deduction. The Monthly Deduction is the sum of the cost of insurance charge, applicable charge for any riders, and the administrative charge. The Monthly Deduction compensates us for providing the insurance benefits and administering the Policy. We deduct the Monthly Deduction as of the Date of Issue and on each Monthly Deduction Date thereafter. We will allocate the deduction among the subaccounts and the Fixed Account pro-rata. The cost of insurance and the administrative charge are described in more detail below. Because portions of the Monthly Deduction, such as the cost of insurance, can vary from month to month, the Monthly Deduction itself may vary in amount from month to month.

Cost of Insurance. For the initial Specified Amount, the cost of insurance rate will not exceed those in the Schedule of Monthly Guaranteed Maximum Cost of Insurance Rates shown on the Policy Data Page. These guaranteed rates are based on the Insured's age last birthday. The current rates range between 60% and 100% of the guaranteed rates. Any change in the current cost of insurance rates will apply to all persons of the same age, sex, risk class and Specified Amount.

Guaranteed Maximum Cost of Insurance Rates are equal to the 1980 Insurance Commissioners Standard Ordinary Smoker or Non-Smoker, Male or Female Mortality Tables. Policies issued on a non-sex distinct basis are based upon the 1980 Insurance Commissioner's Standard Ordinary Table B assuming 80 male and 20 female lives.

These rates are the maximum that may be charged. The administrative charge compensates us for the costs of premium billing, record keeping, processing Death Benefit claims, surrenders and Policy changes, and preparing and mailing reports. We do not expect to make a profit on the administrative charges.

The underwriting risk class for the initial Specified Amount and the Specified Amount for any increase may be different. As a result the cost of insurance rate for the initial Specified Amount and each increase in Specified Amount may be different. Decreases will also be reflected in the cost of insurance rate. (See "Change in Specified Amount," page __.)

The actual charges made during the Policy Year will be shown in the annual report delivered to you.

The rate class of an Insured may affect the cost of insurance rate. We currently place insureds into either a preferred rate class, standard rate class, or substandard rate class that involves a higher mortality risk. In an otherwise identical Policy, an Insured in the standard rate class will typically have a lower cost of insurance than an Insured in a substandard rate class. Similarly, in an otherwise identical Policy, an Insured in a preferred rate class typically has a lower cost of insurance than one in a standard class. If a Policy is rated at issue with a tabular extra rating, the guaranteed rate is generally a multiple of the guaranteed rate for a standard issue.

Insureds may also be assigned a flat extra rating to reflect certain additional risks. The flat extra rating will not impact the cost of insurance rate but 1/12 of any annualized flat extra cost will be deducted as part of the Monthly Deduction.

Daily Charges Against the Separate Account. On each Valuation Date, we will deduct a Daily Asset Charge from the Separate Account. This charge is to compensate us for mortality and expense risks. The mortality risk is that Insureds may live for a shorter time than we assumed. If so, we will have to pay Death Benefits greater than we estimated. The expense risk is that expenses incurred in issuing and administering the Policies will exceed our estimates. Such charge shall not exceed 0.90% annually of the average daily Accumulation Value of each subaccount, but not the Fixed Account. We will deduct the daily charge from the Accumulation Value of the Separate Account on each Valuation Date. The deduction will equal the 0.90% annual rate divided by 365 and multiplying the result by the number of days since the last Valuation Date. We will not deduct a Daily Asset Charge from the Fixed Account.

We intend to recoup the cost of benefits, issue and underwriting costs, administrative costs commissions, taxes and other sales expenses primarily, but not exclusively, through:

o  the monthly expense fee;

o  the monthly fee;

o  the sales charge;

o  the deferred sales charge;

o  the mortality and expense risk charge;

o  the cost of insurance charge;

o revenues, including 12b-1 fees or a portion thereof if, any, received from the Eligible Portfolios or their managers; and

o  investment earning on amounts allocated under policies to the General
Account.

Commissions paid on the Policy, including other incentives or payments, are not directly charged to the Policy Owners or the Separate Account.


Surrender Charge. The surrender charge is to compensate us for the costs of distributing the Policy. The charge is based upon the amount of premiums paid on the Policy and the amount of the surrender premium which is shown on the Policy Data Page. The surrender premium does not exceed the Securities and Exchange Commission's Annual Guideline Premium.

No surrender charge will be charged for decreases in Specified Amount.

The surrender charge is more substantial in early Policy Years. Accordingly, the Policy is more suitable for long-term purposes.

Partial Surrender Charge. A charge will be deducted from each partial surrender. The partial surrender charge compensates us for the administrative costs of processing the surrender. The charge is in proportion to the charge that would apply to a full surrender. The proportion is calculated by dividing the Accumulation Value withdrawn by the total Surrender Value. In addition, we impose a $25 fee for each partial surrender. We do not expect to make a profit on partial surrender charges.

Transfer Charge. We will make the first four transfers of Accumulation Value in any Policy Year without a transfer charge. A charge of $25 will be deducted from the amount transferred for each additional transfer among the subaccounts or from the subaccounts to the Fixed Account. This charge compensates us for the costs of effecting the transfer. The transfer charge cannot be increased.

Taxes. Currently, we will not make a charge against the Separate Account for federal, state or local income taxes. We may, however, make such a charge in the future if income or gains within the Separate Account will incur any Federal tax, or any significant state or local tax treatment of our Company changes. We would deduct such charges, if any, from the Separate Account and/or the Fixed Account. We would not realize a profit on such tax charges with respect to the Policy.

Fees and Expenses Incurred by Eligible Portfolios. In addition, the managers of the Eligible Portfolios will charge certain fees and expenses against the Eligible Portfolios. (See "Eligible Portfolio Annual Expenses," page 9. Also, see the funds' prospectuses.) No portfolio fees or expenses will be charged from the Fixed Account.


Exceptions to Charges

We may reduce the premium charge, surrender charge, monthly expense fee, monthly fee, cost of insurance and Daily Asset Charge for, or credit additional amounts on, sales of the Policy to a trustee, employer, or similar entity where we determine that such sales result in savings of sales or administrative expenses. In addition, directors, officers and bona fide full-time employees (and their spouses and minor children) of American National Insurance Company and any of its subsidiaries may be permitted to purchase the Policy with substantial reductions of premium charge, surrender charge, monthly expense fee, monthly fee, cost of insurance or Daily Asset Charge.

The Policy may be sold directly, without compensation, to: (1) a registered representative, (2) employees, officers, directors, and trustees of American National Insurance Company and its subsidiaries, and spouses and immediate family members (i.e., children, siblings, parents, and grandparents) of the foregoing, and (3) employees, officers, directors, trustees and registered representatives of any broker-dealer authorized to sell the Policy, and spouses and immediate family member of the foregoing. If sold under these circumstances, a Policy may be credited in part or in whole with any cost savings resulting from the sale being direct, rather than through an agent with an associated commission, but only if such credit will not be unfairly discriminatory to any person.

AMERICAN NATIONAL INSURANCE COMPANY,

THE SEPARATE ACCOUNT, THE FUNDS AND

THE FIXED ACCOUNT


American National Insurance Company

Our home office is located at the American National Insurance Building, One Moody Plaza, Galveston, Texas 77550.


The Separate Account

The assets of the separate account are held exclusively for your benefit and the benefit of other people entitled to payments under variable life Policys we issue. Incomes, gains, and losses credited to, or charged against, the Separate Account reflect the Separate Account's own investment experience and not the investment experience of American National's other assets. The assets of the Separate Account may not be used to pay any liabilities of American National other than those arising from the Policy. We are obligated to pay all amounts promised to the Policy Owners under the Policy. We are the legal holders of the separate account's assets. The assets are held separate and apart from the General Account assets. We maintain records of all purchases and redemptions of shares of Eligible Portfolios by each of the subaccounts. We will at all times maintain assets in the separate account with a total market value at least equal to the reserve and other Policy liabilities of the separate account. Liabilities arising out of other aspects of our business cannot be charged against the assets of the separate account. Income, as well as both realized and unrealized gains or losses from the separate account's assets, are credited to or charged against the separate account without regard to income, gains or losses arising out of other aspects of our business. If, however, the separate account's assets exceed its liabilities, the excess shall be available to cover the liabilities of our General Account.

The separate account will purchase and redeem shares of the Eligible Portfolios at net asset value. The net asset value of a share is equal to the total assets of the portfolio less the total liabilities of the portfolio divided by the number of shares outstanding.

We will redeem shares in the Eligible Portfolios as needed to:

o  collect charges,

o  pay the Surrender Value,

o  secure loans,

o  provide benefits, or

o  transfer assets from one subaccount to another, or to the Fixed Account.

Any dividend or capital gain distribution received from an Eligible Portfolio will be reinvested immediately at net asset value in shares of that Eligible Portfolio and retained as assets of the corresponding subaccount.

The separate account may include other subaccounts that are not available under the Policy. We may from time to time discontinue the availability of some of the subaccounts. If the availability of a subaccount is discontinued, we may redeem any shares in the corresponding Eligible Portfolio and substitute shares of another registered, open-end management company.

We may also establish additional subaccounts. Each new subaccount would correspond to a portfolio of a registered, open-end management company. We would establish the terms upon which existing Policy Owners could purchase shares in such portfolios.

If any of these substitutions or changes is made, we may change the Policy by sending an endorsement. We may:

o  operate the separate account as a management company,

o  de-register the separate account if registration is no longer required,

o  combine the separate account with other separate accounts,

o restrict or eliminate any voting rights associated with the separate account, or

o transfer the assets of the separate account relating to the Policys to another separate account.

We would, of course, not make any changes to the menu of Eligible Portfolios or to the separate account without complying with applicable laws and regulations. Such laws and regulations may require notice to and approval from the Policy Owners, the SEC, and state insurance regulatory authorities.

Since we are the legal holder of the Eligible Portfolio shares held by the Separate Account, we can vote on any matter that may be voted upon at a shareholders' meeting. To the extent required by law, we will vote all shares of the Eligible Portfolios held in the Separate Account at shareholders' meetings in accordance with instructions we receive from you and other policyowners. The number of votes for which each Policyowner has the right to provide instructions will be determined as of the record date selected by the Board of Directors of the American National Fund, the Fidelity Funds or the T. Rowe Price Funds, as the case may be. We will furnish Policyowners with the proper forms, materials and reports to enable them to give us these instructions. We will vote Eligible Portfolio shares held in each subaccount for which no timely instructions from policyowners are received and shares held in each subaccount which do not support Policyowner interests in the same proportion as those shares in that subaccount for which timely instructions are received. Voting instructions to abstain on any item to be voted will be applied on a pro rata basis to reduce the votes eligible to be cast. Should applicable federal securities laws or regulations permit, we may vote shares of the American National Fund, the Fidelity Funds or the T. Rowe Price Funds in our own right. We may, if required by state insurance officials, disregard voting instructions if those instructions would require shares to be voted to cause a change in the subclassification or investment objectives or policies of one or more of the Eligible Portfolios, or to approve or disapprove an investment adviser or principal underwriter for the Eligible Portfolios. In addition, we may disregard voting instructions that would require changes in the investment objectives or policies of any Eligible Portfolio or in an investment adviser or principal underwriter for the Eligible Portfolios, if we reasonably disapprove those changes in accordance with applicable federal regulations. If we do disregard voting instructions, we will advise Policyowners of that action and our reasons for the action in the next annual report or proxy statement to Policyowners.

The Separate Account is not the only separate account that invests in the Eligible Portfolios. Other separate accounts, including those funding other variable life policies, variable annuity contracts, other insurance contracts and retirement plans, invest in certain of the Eligible Portfolios. We do not currently see any disadvantages to you resulting from the Eligible Portfolios selling shares to fund products other than the Policy. However, there is a possibility that a material conflict of interest may arise between the Policyowners and the owners of variable life insurance policies and the owners of variable annuity contracts whose values are allocated to another separate account investing in the Eligible Portfolios. In addition, there is a possibility that a material conflict may arise between the interests of Policyowners or owners of other contracts and the retirement plans which invest in the Eligible Portfolios or those plans participants. If a material conflict arises, we will take any necessary steps, including removing the Eligible Portfolio from the Separate Account, to resolve the matter. The Board of Directors of each Eligible Portfolio will monitor events in order to identify any material conflicts that may arise and determine what action, if any, should be taken in response to those events or conflicts. See the accompanying prospectuses for the Eligible Portfolios for more information.





The Funds

Each of the twenty-five subaccounts of the Separate Account will invest in shares of a corresponding Eligible Portfolio.

The investment objectives and policies of each Eligible Portfolio are summarized below. The Eligible Portfolios may not achieve their stated objectives. You will be notified of any material change in the investment policy of any portfolio in which you have an interest.

Each Eligible Portfolio's total operating expenses will include fees for management, shareholder services, 12(b)-1 fees, and other expenses, such as custodial, legal, and other miscellaneous fees. The prospectuses for the American National Fund, the Fidelity Funds and the T. Rowe Price Funds contain more detailed information about the Eligible Portfolios, including a description of investment objectives, restrictions, expenses and risks. You should carefully read those prospectuses and retain them for future reference.

You should periodically review your allocation to make sure that your investment choices are still appropriate in light of any market developments or changes in your personal financial situation.

|_| The American National Fund's current Eligible Portfolios and respective investment objectives are as follows:

   o The American National Money Market Portfolio ... seeks the highest current income consistent with the preservation of capital and maintenance of liquidity.

   o The American National Growth Portfolio ... seeks to achieve capital appreciation.

   o The American National Balanced Portfolio ... seeks to conserve principal, produce reasonable current income, and achieve long-term capital appreciation.

   o The American National Equity Income Portfolio ... seeks to achieve growth of capital and/or current income.

   o The American National High Yield Portfolio ... seeks to provide a high level of current income. As a secondary investment objective, the Portfolio seeks capital appreciation.

   o The American National International Stock Portfolio ... seeks to obtain long-term growth of capital through investments primarily in the equity securities of established, non-U.S. countries.

   o The American National Small-Cap/Mid-Cap Portfolio ... seeks to provide long-term capital growth by investing primarily in stocks of small to medium-sized companies.

   o The American National Government Bond Portfolio ... seeks to provide as high a level of current income, liquidity, and safety of principal as is consistent with prudent investment risks through investment in a Portfolio consisting primarily of securities issued or guaranteed by the U.S. government, its agencies, or instrumentalities.

Securities Management and Research, Inc. ("SM&R"), one of Our wholly owned subsidiaries, is the investment adviser and manager of the American National Fund. SM&R also provides investment advisory and portfolio management services to our Company and other clients. SM&R maintains a staff of experienced investment personnel and related support facilities.

|_| The Fidelity Funds' current Eligible Portfolios and respective investment objectives are as follows:

   o Fidelity Money Market Portfolio ... seeks as high a level of current income as is consistent with the preservation of capital and liquidity.

   o Fidelity Investment Grade Bond Portfolio ... seeks as high a level of current income as is consistent with the preservation of capital.

   o Fidelity High Income Portfolio ... seeks a high level of current income while also considering growth of capital.

   o Fidelity Asset Manager Portfolio ... seeks high total return with reduced risk over the long-term by allocating its assets among stocks, bonds and short-term instruments.

   o Fidelity Asset Manager: Growth Portfolio ... seeks to maximize total return by allocating its assets among stocks, bonds, short-term instruments, and other investments.

   o Fidelity Balanced Portfolio ... seeks both income and growth of capital.

   o Fidelity Equity-Income Portfolio ... seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund seeks a yield which exceeds the composite yield on the securities comprising the S&P 500.

   o Fidelity Index 500 Portfolio ... seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500.

   o Fidelity Growth and Income Portfolio ... seeks high total return through a combination of current income and capital appreciation.

   o Fidelity Mid Cap Portfolio ... seeks long-term growth of capital.

   o Fidelity Growth Opportunities Portfolio ... seeks to provide capital growth.

   o Fidelity Contrafund Portfolio ... seeks long-term capital appreciation.

   o Fidelity Growth Portfolio ... seeks capital appreciation.

   o Fidelity Overseas Portfolio ... seeks long-term growth of capital.

Fidelity Management and Research Company ("FMR"), the Fidelity Funds' investment adviser, was founded in 1946. FMR provides a number of mutual funds and other clients with investment research and portfolio management services. It maintains a large staff of experienced investment personal and a full compliment of related support facilities. Fidelity Management & Research (U.K.) Inc. ("FMR
U.K.") and Fidelity Management and Research (Far East) Inc. ("FMR Far East") are wholly owned subsidiaries of FMR that provide research with respect to foreign securities. FMR U.K. and FMR Far East maintain their principal business offices in London and Tokyo, respectively. Fidelity Distributors Corporation distributes shares for the Fidelity Funds. FMR Corp. is the holding company for the Fidelity companies. Through ownership of voting common stock, Edward C. Johnson
 3d, President and a Trustee of the Fidelity Funds, and various trusts for the benefit of Johnson family members form a controlling group with respect to FMR Corp.

|_| The T. Rowe Price Funds' current Eligible Portfolios and respective investment objectives are as follows:

T. Rowe Price International Series, Inc.

   o T. Rowe Price International Stock Portfolio ... seeks to provide long-term growth of capital through investments primarily in common stocks of established non-U.S. companies.
T. Rowe Price Equity Series, Inc.

   o T. Rowe Price Mid-Cap Growth Portfolio ... seeks to provide long-term capital appreciation by investing in mid-cap stocks with potential for above-average earnings growth.

   o T. Rowe Price Equity Income Portfolio ... seeks to provide substantial dividend income as well as long-term growth of capital through investments in common stocks of established companies.

T. Rowe Price Associates, Inc. is responsible for selection and management of the portfolio investments of T. Rowe Price Equity Series, Inc. Rowe Price-Fleming International, Inc., incorporated in 1979 as a joint venture between T. Rowe Price Associates, Inc. and Robert Fleming Holdings Limited, is responsible for selection and management of the portfolio investments of T. Rowe Price International Series, Inc.



We have entered into or may enter into agreements with the investment advisor or distributor for certain of the Eligible Portfolios. These agreements require us to provide administrative and other services. In return, we receive a fee based upon an annual percentage of the average net assets amount we invested on behalf of the Separate Account and our other separate accounts. Some advisors or distributors may pay us a greater percentage than others.


Fixed Account

You can allocate some or all of your premium payments to the Fixed Account. You can also, subject to certain limitations, transfer amounts from the Separate Account to the Fixed Account or from the Fixed Account to the Separate Account. (See "Transfers," page __.)

We establish the Declared Rate and may adjust the rate each month; however, we guarantee an effective annual rate of at least 4.0% compounded daily.

Payments allocated to the Fixed Account and transfers from the Separate Account to the Fixed Account are placed in our General Account which supports insurance and annuity obligations. The General Account includes all of our assets, except those assets segregated in our separate accounts. We have discretion over the investment of assets of the General Account, subject to applicable law. We bear the risk that the investments in the General Account will lose money. You bear the risk that the Declared Rate will fall to a lower rate.

Interests in the General Account have not been registered with the SEC as securities and the General Account has not been registered as an investment company. Accordingly, neither the General Account nor any interest in the General Account is generally subject to the provisions of federal securities laws. The SEC has not reviewed the disclosures in this prospectus relating to the Fixed Account portion of the Policy; however, disclosures regarding the Fixed Account portion of the Policy may be subject to generally applicable provisions of the federal securities laws regarding the accuracy and completeness of statements made in prospectuses.

FEDERAL TAX MATTERS
The following discussion is general and is not tax advice.


Introduction

The following summary provides a general description of the federal income tax considerations relating to the Policy. This summary is based upon our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). Because of the complexity of such laws and the fact that tax results will vary according to the factual status of the specific Policy involved, tax advice from a qualified tax advisor may be needed by a person contemplating the purchase of a Policy or the exercise of certain elections under the Policy. These comments concerning federal income tax consequences are not an exhaustive discussion of all tax questions that might arise under the Policy. Further, these comments do not take into account any federal estate tax and gift, state, or local tax considerations which may be involved in the purchase of a Policy or the exercise of certain elections under the Policy. For complete information on such federal and state tax considerations, a qualified tax advisor should be consulted. We do not make any guarantee regarding the tax status of any Policy, and the following summary is not tax advice.


Tax Status of the Policy

In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code (the "Code"). Guidance as to how these requirements apply is limited. Nevertheless, we believe that Policies issued on a standard or preferred basis should satisfy the applicable requirements. There is less guidance, however, with respect to Policies issued on a sub-standard basis and it is not clear whether such Policies will in all cases satisfy the applicable requirements. We reserve the right to restrict Policy transactions and to make other modifications in order to bring the Policy into compliance with such requirements.

In certain circumstances, owners of variable life insurance contracts may be considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners would be taxed on income and gains attributable to separate account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility of a Policyowner to allocate premium payments and transfer Accumulation Value, have not been explicitly addressed in published rulings. While we believe that the Policies do not give Policyowners investment control over Separate Account assets, we reserve the right to modify the Policies as necessary to prevent a Policyowner from being treated as the owner of the Separate Account assets.

In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for federal income tax purposes. It is intended that the Separate Account, through the Eligible Portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.


Tax Treatment of Policy Proceeds

In General. We believe that the Death Benefit Proceeds under a Policy will be excludable from the gross income of the Beneficiary.

Generally, the Policyowner will not be deemed to be in constructive receipt of the Accumulation Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Policy."

Modified Endowment Policy. Whether a Policy is treated as a Modified Endowment Policy depends upon the amount of premiums paid in relation to the Death Benefit provided under the Policy. The rules for determining whether a Policy is a Modified Endowment Policy are extremely complex. In general, however, a Policy will be considered to be a Modified Endowment Policy if the accumulated premium payments made at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premium payments.

In addition, if a Policy is "materially changed," it may cause such Policy to be treated as a Modified Endowment Policy. The material change rules for determining whether a Policy is a Modified Endowment Policy are also extremely complex. In general, however, the determination of whether a Policy will be a Modified Endowment Policy after a material change depends upon (i) the relationship of the Death Benefit at the time of change to the Accumulation Value at the time of such change, and (ii) the additional premiums paid in the seven Policy Years following the date on which the material change occurs.

The manner in which the premium limitation and material change rules should be applied to certain features of the Policy is unclear. If we determine that a Policyowner has made excessive premium payments which will cause a Policy to be considered a Modified Endowment Policy, we will notify the Policyowner of the tax consequences and give the Policyowner the option of having the excessive premiums refunded. If the Policyowner requests a refund within 30 days after receipt of such notice, we will refund the excessive premium payments to prevent the Policy from becoming a Modified Endowment Policy.

Due to the Policy's flexibility, classification of a Policy as a Modified Endowment Policy will depend upon the individual circumstances of each Policy. Accordingly, a prospective Policyowner should contact a qualified tax advisor before purchasing a Policy to determine the circumstances under which the Policy would be a Modified Endowment Policy. In addition, a Policyowner should contact a tax advisor before making any change to a Policy, exchanging a Policy, or reducing Policy benefits, to determine whether such change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a Modified Endowment Policy.

If a Policy becomes a Modified Endowment Policy, distributions such as partial surrenders and Policy loans that occur during the Policy Year it becomes a Modified Endowment Policy and any subsequent Policy Year will be taxed as distributions from a Modified Endowment Policy. In addition, distributions from a Policy within two years before it becomes a Modified Endowment Policy will be taxed in this manner. This means that a distribution made from a Policy that is not a Modified Endowment Policy could later become taxable as a distribution from a Modified Endowment Policy.

Whether a Policy is or is not a Modified Endowment Policy, upon a complete surrender or a lapse or termination of a Policy or when benefits are paid at its Maturity Date, if the amount received plus the amount of any indebtedness exceeds the total investment in the Policy (described below), the excess will generally be treated as ordinary income subject to tax.

Distributions Other Than Death Benefit Proceeds from Modified Endowment Policy. Policies classified as Modified Endowment Policy will be subject to the following tax rules:

   (1) All distributions from such a Policy (including distributions upon partial or full surrender and benefits paid at maturity) are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Accumulation Value immediately before the distribution over the investment in the Policy at such time.

   (2) Loans taken from (or secured by) such a Policy are treated as distributions from such a Policy and taxed accordingly. This includes unpaid loan interest that is added to the principal of a loan.

   (3) A 10 percent penalty tax is imposed on the portion of any distribution from such a Policy that is included in income. This includes any loan taken from or secured by such a Policy. This penalty tax does not apply if the distribution or loan:

         (a) is made on or after the Policyowner reaches actual age 59 1/2;

         (b)  is attributable to the Policyowner's becoming disabled; or

         (c)  is part of a series of substantially equal periodic payments for
              (i) the life (or life expectancy) of the Policyowner, or (ii) the joint lives (or joint life expectancies) of the Policyowner and the Beneficiary.

Distributions Other Than Death Benefit Proceeds from Policies that are not Modified Endowment Policy. Distributions other than Death Benefit Proceeds from a Policy that is not classified as a Modified Endowment Policy generally are treated first as a recovery of the Policyowner's investment in the Policy. After the recovery of all investment in the Policy, additional amounts distributed are taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for federal income tax purposes if Policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax.

Policy Loans. Loans from a Policy (or secured by a Policy) that is not a Modified Endowment Policy are generally not treated as distributions. However, the tax consequences associated with Policy loans that are outstanding after the first 15 Policy Years are less clear and a tax adviser should be consulted about such loans. Interest paid on a Policy loan generally is not tax-deductible. The Policyowner should consult a tax advisor regarding the deductibility of interest paid on a Policy loan.

Finally, neither distributions from nor loans from (or secured by) a Policy that is not a Modified Endowment Policy are subject to the 10 percent additional income tax.

Investment in the Policy. "Investment in the policy" means:

   (a) the aggregate amount of any premium payments or other consideration paid for a Policy; minus

   (b) the aggregate amount of distributions received under the Policy which is excluded from the gross income of the Policyowner (except that the amount of any loan from, or secured by, a Policy that is a Modified Endowment Policy, to the extent such amount is excluded from gross income, will be disregarded); plus

   (c) the amount of any loan from, or secured by, a Policy that is a Modified Endowment Policy to the extent that such amount is included in the gross income of the Policyowner.

Multiple Policies. All Modified Endowment Policies that are issued by us (or our affiliates) to the same Policyowner during any calendar year are treated as one Modified Endowment Policy. This applies to determining the amount includible in the Policyowner's income when a taxable distribution occurs.

Other Policyowner Tax Matters.

Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

Federal, state and local estate, inheritance, transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policyowner or Beneficiary. A tax advisor should be consulted on these consequences.

Possible Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Moreover, it is possible that any change could be retroactive (that is, effective prior to the date of change). Consult a tax adviser with respect to legislative developments and their effect on the Policy.


American National's Income Taxes

American National is taxed as a life insurance company under the Code. Under current federal income tax law, American National is not taxed on the Separate Account's operations. Thus, we currently do not deduct a charge from the Separate Account for federal income taxes. Nevertheless, we reserve the right in the future to make a charge for any such tax that we determine to be properly attributable to the Separate Account or to the Policies.

Under current laws in some states, we may incur state and local taxes (in addition to premium taxes for which a deduction from premium payments is currently made). At present, these taxes are not significant and we are not currently charging for them. However, we may deduct charges for such taxes in the future.

Sale of the Policy

SM&R, one of our wholly-owned subsidiaries, is the principal underwriter of the Policy. SM&R was organized December 15, 1964 under the laws of the State of Florida. SM&R is a registered broker-dealer and a member of the National Association of Securities Dealers.
(See the American National Fund's prospectus.)

SM&R will pay commissions to its registered representatives who sell the Policies based upon a commission schedule. In Policy year one, the commissions to the registered representatives will not exceed 50% of the Guaranteed Coverage Premium plus the first year cost of any riders. The registered representatives will receive a maximum commission of 4% on any premiums paid in excess of the Guaranteed Coverage Premium plus the cost of any riders. In later years , the registered representatives will receive renewal commissions which will not exceed 3.00% of any premiums paid. Commissions will also be paid upon any increase in Specified Amount or any increases in riders. We may pay registered representatives who meet certain production standards additional compensation. SM&R will pay overriding commissions to managers and we may pay bonuses to the managers for the sale of the Policy. SM&R and the Company may also authorize other registered broker-dealers and their registered representatives to sell the Policy.

To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production or promotional literature, and similar services.

Securities Management and Research, Inc. is not entitled to remuneration for its services as underwriter under the Disribution and Administrative Agreement; however, Securities Management and Research, Inc. is entitled to reimbursement for all reasonable expenses incurred in connection with its duties as underwriter.


OTHER INFORMATION

Control of Policy. . Subject to the rights of any irrevocable Beneficiary and assignee of record, all rights, options, and privileges belong to the Policyowner, if living; otherwise to any contingent owner or owners, if living; otherwise to the estate of the last Policyowner to die. If the Policyowner is a minor, first the Applicant, then the Beneficiary, if living and legally competent, may exercise all rights of ownership.

Change of Beneficiary. Unless the Beneficiary designation is irrevocable, you can change the Beneficiary by written request on a Change of Beneficiary form at any time during the Insured's lifetime. We may require that the Policy be returned to the Home Office for endorsement of any change, or that other forms be completed. The change will take effect as of the date the change is recorded at the Home Office. We will not be liable for any payment made or action taken before the change is recorded. There is no limit on the number of Beneficiary changes that may be made.

Change in Policy Owner or Assignment. In order to change the Policy Owner or assign Policy rights, an assignment of the Policy must be made in writing and filed at our Home Office. The change will take effect as of the date the change is recorded at our Home Office, and we will not be liable for any payment made or action taken before the change is recorded. Payment of proceeds is subject to the rights of any assignee of record. No partial or contingent assignment of the Policy will be permitted. A collateral assignment is not a change of ownership.

Postponement of Payments. Payment of any amount upon refund, full surrender, partial surrender, loans, benefits payable at death, and transfers, which require valuation of a subaccount, may be postponed whenever: (1) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC;
(2) the SEC by order permits postponement for the protection of Policy Owners; or (3) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the separate account's Accumulation Value. Surrenders, loans or partial surrenders from the Fixed Account may be deferred for up to 6 months from the date of written request.


LEGAL PROCEEDINGS

The Company and its affiliates, like other life insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been obtained and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time no lawsuits are pending or threatened that are reasonably likely to have a material adverse impact on the separate account or us.

Other Information

A Statement of Additional Information ("SAI"), which contains additional information about the American National Variable Life Separate Account, and a personalized illustration of death benefits, cash surrender values, and cash values, are available from us, without charge, upon request. You may request an SAI, a personalized illustration, or other information about the Policies, or make other inquiries by contacting us at: American National Insurance Company, One Moody Plaza, Galveston, Texas 77550 or (800) 000-0000.

Information about the American National Variable Life Separate Account, including the SAI, can be reviewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington, D.C. Information on operation of the public reference room may be obtained by calling the Commission at 202-942-8090. Reports and other information about the American National Variable Life Separate Account are available on the Commission's Internet site at http://www.sec.gov and copies of such information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549-0102.


Investment Company Act File Number: 811-06160

                       Statement of Additional Information
                                Dated May 1, 2003
                     Investrac Gold Variable Universal Life

                AMERICAN NATIONAL VARIABLE LIFE SEPARATE ACCOUNT
                                  (Registrant)

                       AMERICAN NATIONAL INSURANCE COMPANY
                                   (Depositor)


This Statement of Additional Information is not a prospectus and should be read only in conjunction with the prospectus for the Investrac Gold Variable Universal Life ("the Policy"). You may obtain a copy of the prospectus, dated May 1, 2003, by calling 1-800-306-2959, or writing to American National Insurance Company, One Moody Plaza, Galveston, Texas 77550-7999.

Terms used in the current prospectus for the Policy are incorporated in this Statement. All terms not specifically defined in this statement shall have the meaning set forth in the current prospectus.

Table Of Contents

                                                                       Page
Cover Page . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
.. . . . . .
Table of Contents . . . . . . . . . . . . . . . . . . . . . . . . .
.. . . . .

General Information and History . . . . . . . . . . . . . . . . . .

The Separate Account . . . . . . . . . . . . . . . . . . . . . . . . . .

The Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
.. . . . .
      Beneficiary . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . .
      Incontestability . . . . . . . . . . . . . . . . . . . . . .
      . . . . .
      Misstatement of Age or Sex . . . . . . . . . . . . . . . . .
      Suicide . . . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . . . .

Dividends . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
.. . . . . . .

Illustrations . . . . . . . . . . . . . . . . . . . . . . . . . . .
.. . . . . . . .

Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . .
.. . . . . .

Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . .

American National Insurance Company

We are a stock life insurance company chartered under Texas law in 1905. We write life, health and accident insurance and annuities and are licensed to do life insurance business in 49 states, the District of Columbia, Puerto Rico, Guam, and American Samoa. The Moody Foundation, a charitable foundation established for charitable and educational purposes, owns approximately 23.6% of our stock and the Libbie S. Moody Trust, a private trust, owns approximately 37.5%.

We are subject to regulation by the Texas Department of Insurance. In addition, we are subject to the insurance laws and regulations of other states within which we are licensed to operate. On or before March 1 of each year we must submit to the Texas Department of Insurance a filing describing our operations and reporting on our financial condition and that of the separate account as of December 31 of the preceding year. Periodically, the Department examines our liabilities, and reserves and those of the separate account and certifies their adequacy. A full examination of our operations is also conducted periodically by the National Association of Insurance Commissioners.


The Separate Account

We established the separate account under Texas law on July 30, 1987.

The separate account will purchase and redeem shares of the Eligible Portfolios at net asset value. The net asset value of a share is equal to the total assets of the portfolio less the total liabilities of the portfolio divided by the number of shares outstanding.

For more information about the Separate Account, see the prospectus.

Principal Underwriter

The principal business address for Securities Management and Research, Incorporated, the principal underwriter for the Policies, is 2450 South Shore Boulevard, Suite 400, League City, Texas 77573. The offering of the Policies is continuous.

The Policy

The Policy, the application, any supplemental applications, and any riders, amendments or endorsements make up the entire contract. Only statements in the application attached to the Policy and any supplemental applications made a part of the Policy can be used to contest a claim or the validity of the Policy. Any changes must be approved in writing by the President, Vice President or Secretary of American National. No agent has the authority to alter or modify any of the terms, conditions or agreements of the Policy or to waive any of its provisions. Differences in state laws may require us to offer a Policy in a state which has suicide, incontestability, refund provisions, surrender charges or other provisions more favorable than provisions in other states.

Beneficiary. You can name primary and contingent beneficiaries. Initial Beneficiary(ies) are specified in the application. Payments will be shared equally among Beneficiaries of the same class unless otherwise stated. If a Beneficiary dies before the Insured, payments will be made to any surviving Beneficiaries of the same class; otherwise to any Beneficiary(ies) of the next class; otherwise to the estate of the Insured.

Incontestability. The Policy is incontestable after it has been in force for two years from the Date of Issue during the lifetime of the Insured. An increase in the Specified Amount or addition of a rider after the Date of Issue shall be incontestable after such increase or addition has been in force for two years from its Policy Date during the lifetime of the Insured. However, this two year provision shall not apply to riders that provide disability or accidental death benefits. Any reinstatement of a Policy shall be incontestable during the lifetime of the Insured only after having been in force for two years after the Policy

Misstatement of Age or Sex. If the age or sex of the Insured or any person insured by rider has been misstated, the amount of the Death Benefit will be adjusted as provided for in the Policy. Suicide. Suicide within two years after Date of Issue is not covered by the Policy unless otherwise provided by a state's insurance law. If the Insured, while sane or insane, commits suicide within two years after the Date of Issue, we will pay only the premiums received less any partial surrenders and Policy Debt. If the Insured, while sane or insane, commits suicide within two years after the Policy Date of any increase in the Specified Amount, our liability with respect to such increase will only be the total cost of insurance applied to the increase. If the Insured, while sane or insane, commits suicide within two years from the Policy Date of reinstatement, our liability with respect to such reinstatement will only be for the return of cost of insurance and expenses, if any, paid on or after the reinstatement.
Dividends
The Policy is non-participating and therefore is not eligible for dividends and does not participate in any distribution of our surplus.

Legal Matters

Greer, Herz and Adams, L.L.P., our general counsel, has reviewed various matters of Texas law pertaining to the Policy, including the validity of the Policy and our right to issue the Policy.


Financial Statements

The following pages include our financial statement and those of the Separate Account. Our financial statements should be considered only as bearing on Our ability to meet Our obligations under the Policy. Our financial statements should not be considered as bearing on the investment performance of the assets held on the Separate Account.

         (Financial statements to be filed by amendment.)

                                     PART C:
                                OTHER INFORMATION

ITEM 27. EXHIBITS

Exhibit                    (a).... Resolution of the Board of Directors of
                           American National Insurance Company authorizing establishment of American National Variable Life Separate Account (incorporated by reference from Registrant's registration statement number 33-36525 filed on April 26, 1996)

Exhibit (b)....            Not Applicable

Exhibit (c) ....           Distribution and Administrative Services Agreement
                           (incorporated by reference from Registrant's registration statement number 33-36525 filed on April 26, 1996)

Exhibit                    (d)(1).... Flexible Premium Variable Life Insurance
                           Policy (incorporated by reference from Registrant's pre-effective amendment number one to registration statement number 33-36525 filed on April 26, 1996)

Exhibit (d)(2).... Children's Level Term Rider (to be filed by Amendment)

Exhibit (d)(3).... Level Term Rider (to be filed by Amendment)

Exhibit (d)(4).... Accidental Death Rider (to be filed by Amendment)

Exhibit (d)(5).... Guaranteed Increase Option Rider (to be filed by Amendment)

Exhibit (d)(6).... Spouse's Level Term Rider (to be filed by Amendment)

Exhibit (e) Application Form (incorporated by reference from Registrant's pre-effective amendment number one to registration statement 33-36525 filed on April 26,
                           1996)

Exhibit                    (f)(1) .... Articles of Incorporation of American
                           National Insurance Company (incorporated by reference from Registrant's registration statement number 33 -36525 filed on April 26, 1996)

Exhibit (f)(2) ....        By-laws of American National Insurance Company
                           (incorporated by reference from Registrant's registration statement number 33-36525 filed on April 26, 1996)

Exhibit (g)....             Reinsurance Contracts (to be filed by amendment)

Exhibit (h)(1) ....        Form of American National Investment Accounts, Inc.
                           Fund Participation Agreement (incorporated by reference from Registrant's registration statement number
                           33 -36525 filed on April 26,1996)

Exhibit                    (h)(2) .... Form of Variable Insurance Products Fund
                           Fund Participation Agreement (incorporated by reference from Registrant's registration statement number 33-36525 filed on April 26, 1996)

Exhibit                    (h)(3) .... Form of Variable Insurance Products Fund
                           II Fund Participation Agreement (incorporated by reference from Registrant's registration statement number 33-36525 filed on April 26, 1996)

Exhibit                    (h)(4) .... Form of T. Rowe Price Fund Participation
                           Agreement (incorporated by reference from
                           Registrant's registration statement number 33 -36525 filed on April 26, 1996)

Exhibit (i) ....           Not Applicable

Exhibit (j) ....           Not Applicable

Exhibit (k) ....           Legal Opinion (to be filed by amendment)

Exhibit (l)....              Not Applicable

Exhibit (m)....            Not Applicable

Exhibit (n) ....           Other Opinions - Independent Auditor's Consent
                           (to be filed by amendment)

Exhibit (o) ...              Not Applicable

Exhibit (p) ...              Not Applicable

Exhibit (q) ...              Not Applicable

ITEM 28. DIRECTORS AND OFFICERS OF DEPOSITOR.

Directors

Name                                Business Address

G. Richard Ferdinandtsen   American National Insurance Company
                                            One Moody Plaza
                                            Galveston, Texas 77550

                 Irwin M. Herz, Jr. Greer, Herz & Adams, L.L.P.
                           One Moody Plaza, 18th Floor
                             Galveston, Texas 77550

R. Eugene Lucas            Gal-Tex Hotel Corporation
                                            2302 Postoffice, Suite 504
                                            Galveston, Texas 77550

E. Douglas McLeod          The Moody Foundation
                                            2302 Postoffice, Suite 704
                                            Galveston, Texas 77550

Frances Anne Moody                  The Moody Foundation
                                            Highland Park Place
                                            4515 Cole Avenue LB 34, Suite 500
                                            Dallas, Texas 75205

Robert L. Moody            2302 Postoffice, Suite 702
                                            Galveston, Texas 77550

Russell S. Moody           American National Insurance Company
                                            One Moody Plaza
                                            Galveston, Texas 77550

W. L. Moody, IV            2302 Postoffice, Suite 502
                                            Galveston, Texas 77550

James D. Yarbrough                  Galveston County Judge
                                            722 Moody
                                            Galveston, Texas 77550

Officers

         The principal business address of the officers, unless indicated otherwise in the "Directors" section, or unless indicated by an asterisk (*), is American National Insurance Company, One Moody Plaza, Galveston, Texas 77550. Those officers with an asterisk by their names have a principal business address of 2450 South Shore Boulevard, League City, Texas 77573.

Name                                Office

R. L. Moody Chairman of the Board & Chief Executive Officer G. R. Ferdinandtsen President, Chief Operating Officer D. A. Behrens Executive Vice President, Independent Marketing R. A. Fruend Executive Vice President, Director of Multi Line Special Markets B. J. Garrison Executive Vice President, Director of Home Service Division M. W. McCroskey * Executive Vice President, Investments & Treasurer G. V. Ostergren Executive Vice President, Director of Multiple Line J.
E. Pozzi Executive Vice President, Corporate Planning R. J. Welch Executive Vice President & Chief Actuary C. H. Addison Senior Vice President, Systems Planning & Computing A. L. Amato, Jr. Senior Vice President, Life Policy Administration
G. C. Langley Senior Vice President, Human Resources S. E. Pavlicek Senior Vice President & Controller S. H. Schouweile Senior Vice President, Health Insurance Operations J. R. Thomason Senior Vice President, Credit Insurance Services G. W. Tolman Senior Vice President, Corporate Affairs J. M. Flippin Secretary J. Antkowiak Vice President, Director, Computing Division P. Barber Vice President, Human Resources S. F. Brast * Vice President, Real Estate Investments D. D. Brichler * Vice President, Mortgage Loan Production F. V. Broll, Jr. Vice President & Actuary W. F. Carlton Vice President & Assistant Controller, Financial Reports J. A. Collura Vice President, Marketing & Management Development R. T. Crawford Vice President & Assistant Controller, General Accounting G. C. Crume Vice President, Brokerage Sales D. A. Culp Vice President, Financial Institution G. D. Dixon Vice President, Stocks S. L. Dobbe Vice President, Broker Dealer Marketing D. S. Fuentes Vice President, Health Claims F. J. Gerren Vice President, Payroll Deduction B. S. Gerwel Vice President, Agency Automation J. F. Grant, Jr. Vice President, Group Actuary R.
D. Hemme Vice President & Actuary M. E. Hogan Vice President, Credit Insurance Operations C. J. Jones Vice President, Health Underwriting/New Business D. D. Judy Vice President, Financial Marketing Dr. H. B. Kelso, Jr. Vice President & Medical Director G. W. Kirkham Vice President, Director of Planning & Support G.
A. Macke Vice President, General Auditor G. W. Marchand Vice President, Life Underwriting D. N. McDaniel Vice President, Home Service Administration M. M. Mitchell Vice President, Director of Life/Annuity Systems J. W. Pangburn Vice President, Credit Insurance/Special Markets E. B. Pavelka Vice President, Life Policy Administration R. A. Price Vice President, Director of Training & Market Development R. C. Price Vice President, Multiple Line Chief Life Marketing Officer J. T. Smith Vice President, Pension Sales G. A. Sparks, Sr. Vice President, Director Finance & Field Services J. P. Stelling Vice President, Group/Health Compliance K. M. Wainscott Vice President, Alternative Distribution
W. H. Watson, III Vice President, Chief Health Actuary M. L. Waugh, Jr. Vice President, Life Claims G. W. Williamson Vice President, Asst. Director, Home Service Division J. L. Broadhurst Asst. Vice President, Director Individual Health/Group Systems J. J. Cantu Asst. Vice President & Illustration Actuary J.
W. Cucco Asst. Vice President, Advanced Life Sales N. M. Day Asst. Vice President, Pension Administration J. D. Ferguson Asst. Vice President, Creative Services D. N. Fullilove Asst. Vice President, Director, Agents Employment B. J. Huerta Asst. Vice President, Director of App. Dev-Financial & Admin. Systems K.
J. Juneau Asst. Vice President, Advisory Systems Engineer C. A. Kratz Asst. Vice President, Human Resources D. L. Leining Asst. Vice President, Life Underwriting
B. W. Manning Asst. Vice President, General Manager Life Claims R. G. McCrary Asst. Vice President, Application Development Division J. B. McEniry Asst. Vice President, Director of Telecommunications M. S. Nimmons Asst. Vice President, Associate General Auditor, Home Office R. J. Ostermayer Asst. Vice President, Director of Group Quality Assurance M. C. Paetz Asst. Vice President, Group & MGA Operations J. L. Regini Asst. Vice President, Corporate Compliance R. E. Pittman, Jr. Asst. Vice President, Director of Marketing/Career Development S.
B. Saunders Asst. Vice President, Real Estate Services G. A. Schillaci Asst. Vice President & Actuary M. J. Soler Asst. Vice President, HIPAA Privacy Officer
C. E. Tipton Asst. Vice President & Assistant Actuary D. G. Trevino, Jr. Asst. Vice President, Director, Computing Services J. A. Tyra Asst. Vice President, Life Insurance Systems J. O. Norton Actuary R. M. Williams Life Product Actuary
J. E. Cernosek Assistant Secretary V. J. Krc Assistant Treasurer ITEM 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

         The Registrant, American National Variable Life Separate Account, is a separate account of American National Insurance Company, a Texas insurance company. The Libbie Shearn Moody Trust owns approximately 37.46% of the outstanding stock of American National Insurance Company. The Moody Foundation, which has a 75% contingent remainder interest in the Libbie Shearn Moody Trust, owns approximately 23.6% of the outstanding stock of American National Insurance Company.

         The Trustees of The Moody Foundation are Mrs. Frances Moody Newman, Robert L. Moody and Ross Rankin Moody. Robert L. Moody is a life income beneficiary of the Libbie Shearn Moody Trust and Chairman of the Board, Director and Chief Executive Officer of American National Insurance Company. Robert L. Moody has assigned his interest in the Libbie Shearn Moody Trust to National Western Life Insurance Company, a Colorado insurance company of which he is also Chairman of the Board, a Director and controlling shareholder.

         The Moody National Bank of Galveston is the trustee of the Libbie Shearn Moody Trust and various other trusts which, in the aggregate, own approximately 46.6% of the outstanding stock of American National Insurance Company. Moody Bank Holding Company, Inc. owns approximately 97% of the outstanding shares of The Moody National Bank of Galveston. Moody Bank Holding Company, Inc. is a wholly owned subsidiary of Moody Bancshares, Inc. The Three R Trusts, trusts created by Robert L. Moody for the benefit of his children, are controlling stockholders of Moody Bancshares, Inc.

         The Moody Foundation owns 33.0% and the Libbie Shearn Moody Trust owns 51.0% of the outstanding stock of Gal-Tex Hotel Corporation, a Texas corporation. Gal-Tex Hotel Corporation has the following wholly-owned subsidiaries, listed in alphabetical order:

      Gal-Tenn Hotel Corporation                           LHH Hospitality, Inc.
      Gal-Tex Management Company                      1859 Historic Hotels, Ltd.
      Gal-Tex Woodstock, Inc.                              1859 Beverage Company
      Gal-Tex Hospitality Corporation
      Gal-Tex Management Hospitality Company

         American National owns a direct or indirect interest in the following entities, listed in alphabetical order:

Entity:  Alternative Benefit Management, Inc.

Entity Form: a Nevada corporation

Ownership or Other Basis of Control: ANTAC, Inc. owns all of the outstanding common stock.
-----------------------------------


Entity:  American Hampden Joint Venture

Entity Form: a Texas joint venture

Ownership or Other Basis of Control: American National Insurance Company
        owns a 98% interest.
-----------------------------------


Entity:  American National County Mutual Insurance Company

Entity Form:  a Texas insurance company

Ownership or Other Basis of Control: Managed by American National Insurance
        Company.
-----------------------------------


Entity:  American National de Mexico Compania de Seguras de Vida, S.A. de C.V.
------

Entity Form: a Mexico insurance company

Ownership or Other Basis of Control: ANMEX International, Inc. owns 99.9%, and
        ANMEX International Services, Inc. owns 0.10%.
-----------------------------------


Entity:  American National of Delaware Corporation

Entity Form:  a Delaware corporation (inactive)

Ownership or Other Basis of Control: Wholly owned subsidiary of American
        National Insurance Company.
-----------------------------------


Entity:  American National Financial Corporation

Entity Form: a Texas corporation (inactive)

Ownership or Other Basis of Control: Wholly owned subsidiary of American
        National Property and Casualty Company.
-----------------------------------


Entity:  American National Financial Corporation (Delaware)

Entity Form: a Delaware corporation (inactive)

Ownership or Other Basis of Control: Wholly owned subsidiary of American
        National Insurance Company.
-----------------------------------


Entity:  American National Financial Corporation (Nevada)

Entity Form: a Nevada corporation (inactive)

Ownership or Other Basis of Control: Wholly owned subsidiary of American
        National Insurance Company.
-----------------------------------


Entity:  American National General Insurance Company

Entity Form: a Missouri insurance company

Ownership or Other Basis of Control: Wholly owned subsidiary of
        American National Property and Casualty Company.
-----------------------------------


Entity:  American National Insurance Service Company

Entity Form: a Missouri corporation

Ownership or Other Basis of Control: Wholly owned subsidiary of American
        National Property and Casualty Company.
-----------------------------------


Entity:  American National Investment Accounts, Inc.

Entity Form:  a Maryland corporation - registered investment company
-----------

Ownership or Other Basis of Control:  Investment  Advisory  Agreement  with
 Securities  Management and Research,  Inc. Also,  American
-----------------------------------
National Insurance Company and Securities Management and Research, Inc. own stock of the Company.


Entity:  American National Life Holdings, Inc.

Entity Form:  a Nevada Corporation

Ownership or Other Basis of Control:  American National Insurance Company owns all outstanding common stock;  Comprehensive  Investment
-----------------------------------
Services, Inc. owns all outstanding preferred stock.


Entity:  American National Life Insurance Company of Texas

Entity Form: a Texas insurance company

Ownership or Other Basis of Control: Wholly owned subsidiary of American National Life Holdings, Inc.
-----------------------------------


Entity:  American National Lloyds Insurance Company

Entity Form:  a Texas corporation

Ownership or Other Basis for Control: Managed by ANPAC Lloyds Insurance
 Management, Inc.
------------------------------------


Entity:  American National Promotora de Ventas, S.A. de C.V.
------

Entity Form: a Mexico marketing company

Ownership or Other Basis of Control: ANMEX International, Inc. owns 99.9%, and ANMEX International Services, Inc. owns 0.10%.
-----------------------------------


Entity:  American National Property and Casualty Company

Entity Form: a Missouri insurance company

Ownership or Other Basis of Control: Wholly owned subsidiary of American National Property and Casualty Holding Company, LLC.
-----------------------------------


Entity:  American National Property and Casualty Holding Company, LLC
------

Entity Form: a Nevada Limited Liability Company

Ownership or Other Basis of Control: American National Insurance Company owns a 94% interest; Comprehensive Investment Services,
-----------------------------------

Inc. owns a 6% interest.


Entity:  American National Reinsurance Company

Entity Form: a Nevis corporation

Ownership or Other Basis of Control: 60% owned by American National Insurance Company.
-----------------------------------


Entity:  AN/WRI Partnership, Ltd.

Entity Form: a Texas limited partnership

Ownership or Other Basis of Control: Eagle AN, L. P. owns an 80%
limited partnership interest.
-----------------------------------


Entity:  ANDV 97, Inc.

Entity Form: a Texas company

Ownership or Other Basis of Control: Wholly owned subsidiary of ANTAC, Inc.
-----------------------------------


Entity:  ANIND TX, Inc.

Entity Form: a Texas corporation

Ownership or Other Basis of Control: ANDV 97, Inc. owns 100%.
-----------------------------------


Entity:  ANMEX International, Inc.

Entity Form: a Nevada corporation

Ownership or Other Basis of Control: Wholly owned subsidiary of
American National Insurance Company.
-----------------------------------


Entity:  ANMEX International Services, Inc.

Entity Form: a Nevada corporation

Ownership or Other Basis of Control: Wholly owned subsidiary of American National Insurance Company.
-----------------------------------


Entity:  ANPAC General Agency of Texas

Entity Form: a Texas corporation

Ownership or Other Basis of Control: Wholly owned subsidiary of American National Property and Casualty Company.
-----------------------------------


Entity:  ANPAC Lloyds Insurance Management, Inc.

Entity Form:  a Texas corporation

Ownership or Other Basis for Control: Wholly owned subsidiary of American National Property and Casualty Company.
------------------------------------


Entity:  ANPAC Louisiana Insurance Company

Entity Form: a Louisiana corporation

Ownership or Other Basis of Control: Wholly owned subsidiary of American National Property and Casualty Company.
-----------------------------------



Entity:  ANREM Corporation

Entity Form: a Texas corporation

Ownership or Other Basis of Control: Wholly owned subsidiary of Securities Management and Research, Inc.
-----------------------------------


Entity:  ANTAC, Inc.

Entity Form: a Texas corporation

Ownership or Other Basis of Control: Wholly owned subsidiary of American National Insurance Company.
-----------------------------------


Entity:  Beechwood Business Park Joint Venture.

Entity Form: a Texas limited partnership

Ownership or Other Basis of Control: ANDV 97, Inc. owns a 50% limited partnership interest.
-----------------------------------


Entity:  Comprehensive Investment Services, Inc.

Entity Form: a Nevada corporation

Ownership or Other Basis of Control: Wholly owned subsidiary of American National Insurance Company.
-----------------------------------


Entity:  Eagle 99, Inc.

Entity Form: a Nevada corporation

Ownership or Other Basis of Control: Wholly owned subsidiary of ANTAC, Inc.
-----------------------------------


Entity:  Eagle AN, L. P.
------

Entity Form: a Texas limited partnership

Ownership or Other Basis of Control:  Eagle 99, Inc.  owns a 99% limited partnership  interest,  and ANIND TX, Inc.  owns a 1% general
-----------------------------------
partnership interest.


Entity:  Eagle Ind., L. P.
------

Entity Form: a Texas limited partnership

Ownership or Other Basis of Control: American National Insurance Company owns a 99% limited partnership interest, and ANIND TX, Inc.
-----------------------------------
owns a 1% general partnership interest.


Entity:  Eagle/WHTV, Ltd.

Entity Form: a Texas limited partnership

Ownership or Other Basis of Control: ANIND TX, Inc. owns a 50% limited partnership interest.
-----------------------------------


Entity:  Farm Family Casualty Insurance Company

Entity Form: a New York insurance company

Ownership or Other Basis of Control: 100% owned by Farm Family Holdings, Inc.
-----------------------------------


Entity:  Farm Family Financial Services, Inc.

Entity Form: a New York corporation

Ownership or Other Basis of Control: 100% owned by Farm Family Holdings, Inc.
-----------------------------------


Entity:  Farm Family Holdings, Inc.

Entity Form: a Delaware corporation

Ownership or Other Basis of Control: 0.7% owned by Comprehensive Investment Services, Inc.; 94.3% owned by American National
-------------------------------------
Holdings, LLC; 5% owned by TMNY Investments, LLC.


Entity:  Farm Family Life Insurance Company

Entity Form: a New York insurance company

Ownership or Other Basis of Control: 100% owned by Farm Family Holdings, Inc.
-----------------------------------


Entity:  Garden State Life Insurance Company

Entity Form: a Texas insurance company

Ownership or Other Basis of Control: Wholly owned subsidiary of American National Life Holdings, Inc.
-----------------------------------


Entity:  Harbour Title Company

Entity Form: a Texas corporation

Ownership or Other Basis of Control: South Shore Harbour Development, Ltd.
 owns 50% of the outstanding stock.
-----------------------------------


Entity:  Hicks, Muse, Tate & Furst Equity Fund III, L.P.
------

Entity Form: a Delaware limited partnership

Ownership or Other Basis of Control: American National Insurance Company owns a limited partnership interest.
-----------------------------------


Entity:  Hicks, Muse, Tate & Furst Equity Fund IV, L.P.
------

Entity Form: a Delaware limited partnership

Ownership or Other Basis of Control: American National Insurance Company owns a limited partnership interest.
-----------------------------------


Entity:  I-10 Westview Partnership

Entity Form: a Texas limited partnership

Ownership or Other Basis of Control: ANDV 97, Inc. owns a 50% interest.
-----------------------------------


Entity:  IAH 97 Joint Venture

Entity Form: a Texas general partnership

Ownership or Other Basis of Control: ANDV 97, Inc. has a 50% interest.
-----------------------------------


Entity:  Kearns Building Joint Venture

Entity Form: a Texas joint venture

Ownership or Other Basis of Control: American National owns a 85% interest.
-----------------------------------


Entity:  Lincolnshire Equity Fund, L.P.

Entity Form: a Delaware limited partnership

Ownership or Other Basis of Control: American National Insurance Company owns a limited partnership interest.
-----------------------------------


Entity:  Lincolnshire Equity Fund II, L.P.

Entity Form: a Delaware limited partnership

Ownership or Other Basis of Control: American National Insurance Company owns a limited partnership interest.
-----------------------------------


Entity:  Loudin Medical L.L.C. #1

Entity Form: a Maryland limited liability company
-----------

Ownership or Other Basis of Control: ANIND TX, Inc. owns a 50% interest.
-----------------------------------


Entity:  Pacific Property and Casualty Company

Entity Form: a California corporation

Ownership or Other Basis of Control: Wholly owned subsidiary of American National Property and Casualty Company.
-----------------------------------


Entity:  Panther Creek Limited Partnership

Entity Form: a Texas limited partnership

Ownership or Other Basis of Control: American National Insurance Company owns a 99% limited partnership interest.
-----------------------------------


Entity:  PCO Corporate Drive Limited Partnership

Entity Form: a North Carolina limited partnership

Ownership or Other Basis of Control: Eagle AN, L.P. owns a 1% interest.
-----------------------------------


Entity:  Preston 121 Partners, Ltd.

Entity Form: a Texas limited partnership

Ownership or Other Basis of Control: ANIND TX, Inc. owns a 50% limited partnership interest.
-----------------------------------


Entity:  R.A.A.B. of W. Va., Inc.
------

Entity Form: a West Virginia corporation

Ownership or Other Basis of Control: 100% owned by Rural Agency and Brokerage, Inc.
-----------------------------------


Entity:  Rural Agency and Brokerage, Inc.

Entity Form: a New York corporation

Ownership or Other Basis of Control: 100% owned by Farm Family Casualty Insurance Company.
-----------------------------------


Entity:  Rural Insurance Agency and Brokerage of Massachusetts, Inc.
------

Entity Form: a Massachusetts corporation

Ownership or Other Basis of Control: 100% owned by Rural Agency and Brokerage,
 Inc.
-----------------------------------


Entity:  Rural Agency and Brokerage of New Hampshire, Inc.
------

Entity Form: a New Hampshire corporation

Ownership or Other Basis of Control: 25% owned by Rural Agency and Brokerage,
Inc.
-----------------------------------


Entity:  Rutledge Partners, L.P.

Entity Form: a Texas limited partnership

Ownership or Other Basis of Control: American National Insurance Company owns a
 32% interest.
-----------------------------------


Entity: Securities Management and Research, Inc.

Entity Form:  a Florida corporation - a registered broker-dealer and investment adviser
-----------

Ownership or Other Basis of Control: Wholly-owned subsidiary of American
 National Insurance Company.
-----------------------------------


Entity:  Servicios de Administracion American National, S.A. de C.V.
------

Entity Form: a Mexico administrative services company
-----------

Ownership or Other Basis of Control: ANMEX International Services, Inc. owns 99.9%, ANMEX International, Inc. owns 0.10%.
-----------------------------------


Entity:  SM&R Investments, Inc.

Entity Form: a Maryland corporation

Ownership or Other Basis of Control: Investment Advisory Agreement with Securities Management and Research, Inc.
-----------------------------------


Entity:  South Shore Harbour Development, Ltd.

Entity Form: a Texas limited partnership

Ownership or Other Basis of Control: ANTAC, Inc. owns a 95% limited partnership interest. ANREM Corp. owns a 5% general partnership
-----------------------------------
interest.


Entity:  Standard Life and Accident Insurance Company

Entity Form: an Oklahoma insurance company

Ownership or Other Basis of Control: Wholly owned subsidiary of American
 National Life Holdings, Inc.
-----------------------------------


Entity:  Starvest Partners, L.P.

Entity Form: a Delaware limited partnership

Ownership or Other Basis of Control: American National Insurance Company owns a limited partnership interest.
-----------------------------------


Entity:  TCV IV, L.P.
------

Entity Form: a Delaware limited partnership

Ownership or Other Basis of Control: American National Insurance Company owns a limited partnership interest.
-----------------------------------


Entity:  Third and Catalina, Ltd.

Entity Form: a Texas limited partnership

Ownership or Other Basis of Control: American National Insurance Company owns a
 49% limited partnership interest.
-----------------------------------


Entity:  Thomas Weisel Capital Partners, L.P.

Entity Form: a limited partnership

Ownership or Other Basis of Control: American National Insurance Company owns a limited partnership interest.
-----------------------------------


Entity:  Timbermill, Ltd.

Entity Form: a Texas joint venture

Ownership or Other Basis of Control: American National Insurance Company owns a 99% limited partnership interest.
-----------------------------------


Entity:  TMNY Investments, LLC

Entity Form: a Texas limited liability company
-----------

Ownership or Other Basis of Control: American National Insurance Company owns approximately 17%; American National Property and Casualty Company owns approximately17%; approximately 66% owned by employees.



Entity:  Town and Country Joint Venture

Entity Form: a Texas joint venture

Ownership or Other Basis of Control: ANDV 97, Inc. owns a 50% limited partnership interest.
-----------------------------------


Entity:  United Farm Family Insurance Company

Entity Form: a New York insurance company

Ownership or Other Basis of Control: 100% owned by Farm Family Life Insurance Company.
-----------------------------------


ITEM 30.          INDEMNIFICATION

         The following provision is in the Distribution and Administrative Services Agreement:

              "American National agrees to indemnify SM&R for any liability that SM&R may incur to a Contractowner or party-in-interest under a Policy (i) arising out of any act or omission in the course of, or in connection with, rendering services under this Agreement, or
              (ii) arising out of the purchase, retention or surrender of a Policy; provided, however, that American National will not indemnify SM&R for any such liability that results from the willful misfeasance, bad faith or gross negligence of SM&R, or from the reckless disregard, by SM&R, of its duties and obligations arising under this Agreement."

         The officers and directors of American National are indemnified by American National in the American National By-Laws for liability incurred by reason of the officer and directors serving in such capacity. This indemnification would cover liability arising out of the variable annuity sales of American National

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefor, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 31. PRINCIPAL UNDERWRITERS

         (a) Securities Management and Research, Inc. serves as investment adviser to (i) SM&R Investments, Inc. consisting of SM&R Alger Technology Fund, SM&R Alger Aggressive Growth Fund, SM&R Alger Small-Cap Fund, SM&R Alger Growth Fund, SM&R Growth Fund, SM&R Equity Income Fund, SM&R Balanced Fund, SM&R Government Bond Fund, SM&R Tax Free Fund, SM&R Money Market Fund, and SM&R Primary Fund; and (ii) American National Investment Accounts, Inc. Securities Management and Research, Inc. also serves as principal underwriter to the American National Variable Annuity Separate Account.

         (b) The Registrant's principal underwriter is Securities Management and Research, Inc. The following are the officers and directors of Securities Management and Research, Inc.

                Name                          Position                        Principal Business Address

------------------------------------- -------------------------- -----------------------------------------------------
------------------------------------- -------------------------- -----------------------------------------------------
David A. Behrens                      Director                   American National Insurance Company
                                                                 One Moody Plaza
                                                                 Galveston, Texas  77550
Gordon D. Dixon                       Director, Senior Vice      Securities Management and Research, Inc.
                   President, Chief 2450 South Shore Boulevard
                   Investment Officer League City, Texas 77573
G.                                                               Richard
                                                                 Ferdinandtsen
                                                                 Director
                                                                 American
                                                                 National
                                                                 Insurance
                                                                 Company One
                                                                 Moody Plaza
                                                                 Galveston,
                                                                 Texas 77550
R. Eugene Lucas                       Director                   Gal-Tex Hotel Corporation
                                                                 2302 Postoffice Street, Suite 504
                                                                 Galveston, Texas  77550
Michael W. McCroskey                  Director, President,       Securities Management and Research, Inc.
               Chief Executive Officer 2450 South Shore Boulevard
                                                                 League City, Texas  77573
Ronald J. Welch                       Director                   American National Insurance Company
                                                                 One Moody Plaza
                                                                 Galveston, Texas  77550
Teresa E. Axelson                     Vice President,            Securities Management and Research, Inc.
                   Secretary, Chief 2450 South Shore Boulevard
                   Compliance Officer League City, Texas 77573
Brenda T. Koelemay                    Vice President,            Securities Management and Research, Inc.
                   Treasurer, Chief 2450 South Shore Boulevard
                    Administrative & League City, Texas 77573
                                      Financial Officer
T.                                    Brett Harrington Vice President, Fund
                                      Securities Management and Research, Inc.
                                      Marketing 2450 South Shore Boulevard
                                                                 League City, Texas  77573
Ronald C. Price                       Vice President             Securities Management and Research, Inc.
                                                                 2450 South Shore Boulevard
                                                                 League City, Texas  77573
Emerson V. Unger                      Vice President, Marketing  Securities Management and Research, Inc.
                                                                 2450 South Shore Boulevard
                                                                 League City, Texas  77573
Vicki R. Douglas                      Assistant Vice President   Securities Management and Research, Inc.
                                                                 2450 South Shore Boulevard
                                                                 League City, Texas  77573
Steven Douglas Geib                   Assistant Vice President   Securities Management and Research, Inc.
                                                                 2450 South Shore Boulevard
                                                                 League City, Texas  77573
Sally F. Praker                       Assistant Vice President   Securities Management and Research, Inc.
                                                                 2450 South Shore Boulevard
                                                                 League City, Texas  77573
Michele S. Lord                       Assistant Secretary        Securities Management and Research, Inc.
                                                                 2450 South Shore Boulevard
                                                                 League City, Texas  77573


         (c) Not Applicable

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

         All accounts, books and other documents required to be maintained by
Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder will be maintained at the offices of American National Insurance Company, One Moody Plaza, Galveston, Texas 77550.

ITEM 33. MANAGEMENT SERVICES - Not Applicable

ITEM 34. FEE REPRESENTATION

         American National Insurance Company hereby represents that the fees and charges deducted under the contracts described in this pre-effective amendment are, in the aggregate, reasonable in relationship to the services rendered, the expenses expected to be incurred, and the risks assumed by American National Insurance Company.

         Pursuant to the requirements of the Securities Act and the Investment Company Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Galveston and the State of Texas on the 27th day of February, 2003.

                AMERICAN NATIONAL VARIABLE LIFE SEPARATE ACCOUNT
                                            (Registrant)

                                    By:      American National Insurance Company

                                                /s/Robert L. Moody
                                           By:_________________________________
                                                                Robert L. Moody,
                                                Chairman of the Board, President
                                                     and Chief Executive Officer

                           AMERICAN NATIONAL INSURANCE
                                                     COMPANY
                                                     (Depositor)
                                                /s/Robert L. Moody
                                      By:_______________________________________
                                         Robert L. Moody, Chairman of the Board,
                                           President and Chief Executive Officer

attest:
/s/ J. Mark Flippin
--------------------------------
J. Mark Flippin, Secretary

         As required by the Securities Act of 1933, this amended registration statement has been signed by the following persons in their capacities and on the dates indicated:

Signature                                            Title                  Date


 /s/Michael W. McCroskey            Executive Vice President
----------------------
Michael W. McCroskey                Investments (Principal Financial
                                            Officer)



  /s/Stephen E. Pavlicek              Senior Vice President and
---------------------------
Stephen E. Pavlicek                  Controller

                                               (Principal Accounting Officer)

                                   Title                     Date


/s/Robert L. Moody              Chairman of the Board,  February 27, 2003
------------------------            Director,
Robert L. Moody                  President and Chief
                                Executive Officer

/s/G. Richard Ferdinandsten
---------------------------                             February 27, 2003
G. Richard Ferdinandtsen          Director



-----------------                                       -----------------
Irwin M. Herz, Jr.                Director


/s/R. Eugene Lucas
-------------------                                     February 27, 2003
R. Eugene Lucas                   Director

/s/ E. Douglas McLeod
------------------------                                -----------------

E. Douglas McLeod                 Director


________________________          Director              -----------------
Frances Anne Moody


________________________          Director              -----------------
Russell S. Moody

/s/ W.L. Moody, IV                Director
----------------------                                  February 27, 2003
W. L. Moody, IV

/s/James D. Yarbrough
________________________          Director
James D. Yarbrough                                      February 27, 2003

                                                                  Exhibit (d)(2)


                                   Law Offices
                           Greer, Herz & Adams, L.L.P.

                   a registered limited liability partnership
                       including professional corporations

                                 One Moody Plaza
                             Galveston, Texas 77550

                            Galveston (409) 765-5525
                             Houston (713) 480-5278
                            Telecopier (409) 766-6424


                                                  February 27, 2003

Via Electronic Transmission
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549

         Re:      American National Variable Life Separate Account
                Registration Statement on Form N-6; Registration Number 33-36525

To Whom It May Concern:

         Transmitted herewith for filing, pursuant to Rule 485(a), is an electronic format copy of a post-effective amendment to registration statement on Form N-6 (the "Registration Statement"). The sole reason for filing the Registration Statement under Rule 485(a) is the conversion of the registration statement to comply with the requirements of the new Form N-6.

         Upon request, I will gladly provide a courtesy copy of this filing to the person responsible for review of this filing. If there are any other questions about this filing, please do not hesitate to contact me at (409) 797-3248.

                                                     Sincerely,

                             /s/ Gregory S. Garrison

                                                     Gregory S. Garrison

c:       Rex D. Hemme
         American National Insurance Company